EXHIBIT 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

PANERA BREAD COMPANY,

RYE PARENT CORP.,

RYE MERGER SUB, INC.

And

JAB HOLDINGS B.V.

Dated as of April 4, 2017

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ANNEX A - DEFINED TERMS

Exhibit A - Form of Certificate of Incorporation of the Surviving Corporation

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of April 4, 2017, by and among Panera Bread Company, a Delaware corporation (the “Company”), Rye Parent Corp., a Delaware corporation (“Parent”), Rye Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and JAB Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands (the “HoldCo”), the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Corporations”.

RECITALS

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement and Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, the respective boards of directors of each of Merger Sub, Parent and the Company have adopted, approved and declared advisable this Agreement and the Merger, in accordance with the General Corporation Law of the State of Delaware (as amended, the “DGCL”), and upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company and any required committee thereof have unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its stockholders, (b) adopted, approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, on the terms and subject to the conditions set forth in this Agreement and (c) resolved to recommend that the stockholders of the Company approve the Merger and adopt this Agreement (such recommendation, the “Company Recommendation”) (clauses (a), (b) and (c) above together, the “Board Actions”);

WHEREAS, concurrently with, and as an inducement to the willingness of Parent, Merger Sub and HoldCo to effect, the execution and delivery of this Agreement, Parent and Merger Sub have entered into an agreement with certain stockholders of the Company (the “Voting Agreement”), pursuant to which each of them has agreed to vote in favor of the approval of the Merger with respect to the shares in the Company beneficially or indirectly owned by such Persons, on the terms and subject to the conditions set forth therein; and

WHEREAS, the Company, HoldCo, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger under the DGCL (sometimes hereinafter referred to as the “Surviving Corporation”).

Section 1.2 Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036, at 9:00 A.M. (Eastern Time) on the third Business Day following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied only at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or at such other time and date as the parties mutually agree in writing (the day on which the Closing actually takes place being, the “Closing Date”); provided, however, that Parent shall have the right to extend the Closing, upon written notice delivered by Parent to the Company (the “Extension Notice”) no later than the first Business Day following the date on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied only at the Closing) are satisfied or waived (the “Satisfaction Date”), until up to five Business Days following such date that would have been the Closing Date but for the Extension Notice; provided, further, that if Parent delivers the Extension Notice and the Company delivers the certificate required pursuant to Section 7.2(d) dated as of the Satisfaction Date on or prior to the Closing Date, the Company shall be deemed to have satisfied all of the conditions to Closing in Article VII as of the Satisfaction Date and shall not be required to satisfy such conditions again as of the Closing Date, and Parent shall be deemed to have waived the satisfaction of the conditions set forth in Section 7.1(b).

Section 1.3 Effective Time. Concurrently with the Closing, the Company and Parent will cause a certificate of merger (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and as is agreed to by the Company and Parent in writing, being the “Effective Time”) and shall make all other filings or recordings required under the DGCL (if any).

ARTICLE II

CERTIFICATE OF INCORPORATION AND BY-LAWS

OF THE SURVIVING CORPORATION; DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

Section 2.1 Certificate of Incorporation. At the Effective Time, the Amended and Restated Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated as of the Effective Time to be in the form set forth in Exhibit A to this Agreement and as so amended shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until thereafter amended as provided therein or in accordance with applicable Law.

Section 2.2 The By-laws. At the Effective Time, the Third Amended and Restated By-laws of the Company, as amended, shall be amended in their entirety to read the same as the by-laws of Merger Sub immediately prior to the Effective Time, and as so amended shall be the by-laws of the Surviving Corporation (the “By-laws”), until thereafter amended as provided therein or in accordance with applicable Law.

Section 2.3 Directors. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-laws.

Section 2.4 Officers. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-laws.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK;

EXCHANGE OF CERTIFICATES

Section 3.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any capital stock of the Company or Merger Sub:

(a) Merger Consideration. Each issued and outstanding share of (i) the Class A common stock of the Company, par value $0.0001 per share (the “Class A Common Stock”) and (ii) the Class B common stock of the Company, par value $0.0001 per share (the “Class B Common Stock”) (with respect to both (i) and (ii) excluding any Shares granted in the form of restricted Shares, which shall be treated pursuant to Section 3.3(c)), (the Class A Common Stock and the Class B Common Stock each a “Share” and, collectively, the “Shares”) immediately prior to the Effective Time other than (A) Shares owned by Parent, Merger Sub or any other Affiliate (as used in this Agreement, the term “Affiliate” shall have the meanings provided in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) of Parent that is directly or indirectly wholly owned by the ultimate parent of Parent, (B) Shares owned by the Company or any direct or indirect wholly owned Subsidiary of the Company (each of such Shares described in clauses (i) and (ii), an “Excluded Share” and collectively, the “Excluded Shares”) and (C) any Dissenting Shares, shall be converted into the right to receive an amount in cash equal to $315.00 (the “Per Share Merger Consideration”). At the Effective Time, all of the Shares (other than the Excluded Shares and the Dissenting Shares) shall cease to be outstanding, shall automatically be cancelled and shall cease to exist, and thereafter any Shares represented by a certificate representing such Shares (a “Certificate”) or otherwise if the Company does not then have certificated Shares, the applicable number of uncertificated Shares represented by book-entry (the “Book-Entry Shares”) (in each case, other than the Excluded Shares and the Dissenting Shares) shall represent only the right to receive the Per Share Merger Consideration. For the purposes of this Agreement, the term “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

(b) Treatment of Excluded Shares. Each Excluded Share shall, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of the Excluded Share, cease to be outstanding and automatically be cancelled without payment of any consideration therefor, subject to any rights the holder thereof may have under Section 3.2.

(c) Merger Sub. At the Effective Time, each share of common stock of Merger Sub, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation, par value $0.0001 per share.

Section 3.2 Exchange of Certificates.

(a) Paying Agent. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a paying agent (which shall be a reputable bank or trust company) selected by Parent and reasonably acceptable to the Company (the “Paying Agent”) for the benefit of the holders of Shares, a cash amount in immediately available funds necessary for the Paying Agent to make payments under Section 3.1(a) (such cash being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall not be used for any other purpose. The Paying Agent shall invest the Exchange Fund as directed by Parent; provided, that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 3.1(a) shall be promptly returned to Parent.

(b) Exchange Procedures. (i) Promptly after the Effective Time (and in any event within three Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares (or, in the case of “street-holders,” deliver to the Depository Trust Company) immediately prior to the Effective Time (other than holders of Excluded Shares and Dissenting Shares) (A) a letter of transmittal in customary form, reasonably acceptable to the parties, specifying that delivery shall be effected, and risk of loss and title shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(e)) or transfer of the Book-Entry Shares to the Paying Agent and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(e)) or Book-Entry Shares in exchange for the Per Share Merger Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 3.2(e)) of Book-Entry Shares to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate or Book-Entry Shares shall solely be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 3.2(f)) equal to (x) the number of Shares represented by such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 3.2(e)) or Book-Entry Shares multiplied by (y) the Per Share Merger Consideration, and the Certificate or Book-Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check or wire (pursuant to instructions set forth in the letter of transmittal) for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable. For the purposes of this Agreement, the term “Business Day” shall have the meaning provided in Rule 14d-1(g)(3) under the Exchange Act.

(ii) Notwithstanding anything to the contrary in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Per Share Merger Consideration that such holder is entitled to receive pursuant to this Article III. In lieu thereof, each holder of record of one or more Book-Entry Shares whose Shares were converted into the right to receive the Per Share Merger Consideration shall upon receipt by the Paying Agent of an “agent’s message” in customary form (or such evidence, if any, as the Paying Agent may reasonably request), be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, the Per Share Merger Consideration in respect of each such Share and the Book-Entry Shares of such holder shall forthwith be cancelled.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Paying Agent for transfer, such Certificates or Book-Entry Shares shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Article III.

(d) Termination of Exchange Fund; No Liability. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the stockholders of the Company for one (1) year after the Effective Time shall be delivered to Parent or the Surviving Corporation (at Parent’s election). Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 3.2(f)) upon due surrender of its

Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(e) below) or Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount delivered to any Governmental Entity pursuant to and in compliance with applicable abandoned property, escheat or similar Laws. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable amount and upon such reasonable terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check or wire (pursuant to instructions set forth in the letter of transmittal) in the amount (after giving effect to any required Tax withholdings) equal to the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Per Share Merger Consideration.

(f) Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it reasonably determines in good faith it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts (i) shall be remitted by Parent, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent, as the case may be.

(g) No Further Ownership Rights in Shares. The Per Share Merger Consideration paid upon the surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or to such Book-Entry Shares.

Section 3.3 Treatment of Stock Plans.

(a) Treatment of Options. Each option to purchase Shares under the Stock Plans (each, a “Company Option”) that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, each Company Option that is then outstanding and unexercised shall be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Per Share Merger Consideration over (y) the exercise price payable per Share under such Company Option, which amount shall be paid in accordance with Section 3.3(e). In the event that the exercise price per Share under any Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled as of the Effective Time without payment therefore and shall have no further force or effect.

(b) Treatment of SARs. Each stock appreciation right with respect to Shares under the Stock Plans (each, a “Company SAR”) that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, each Company SAR that is then outstanding and unexercised shall be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such Company SAR immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Per Share Merger Consideration over (y) the base price per Share covered by such Company SAR, which amount shall be paid in accordance with Section 3.3(e). In the event that the base price per Share under any Company SAR is equal to or greater than the Per Share Merger Consideration, such Company SAR shall be cancelled as of the Effective Time without payment therefore and shall have no further force or effect.

(c) Treatment of Restricted Shares. Each Share that is then subject to a risk of forfeiture granted pursuant to the Stock Plans (each, a “Company Restricted Share”) that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested effective immediately prior to, and contingent upon the Effective Time. In lieu of any issuance of Shares in settlement of such vested Company Restricted Share, as of the Effective Time, each Company Restricted Share that is then outstanding shall be treated as set forth in Section 3.1 and paid in accordance with Section 3.3(e).

(d) Treatment of Performance Awards. Each performance award that is granted pursuant to the Stock Plans (each, a “Company Performance Award”) that is outstanding as of immediately prior to the Effective Time and for which the applicable performance period has not ended, shall be cancelled and converted into the right to receive cash in an amount based on the greater of target achievement and the actual level of achievement of such applicable performance metric(s) through the Effective Time as reasonably determined by the compensation committee of the board of directors of the Company in a manner that is consistent with past practice (the “Performance Award Amount”) to be paid as follows: (i) a pro-rata payment equal to the Performance Award Amount multiplied by a fraction, the numerator of which is the number of full months that have elapsed since the beginning of the applicable performance period through the Effective Time, and the denominator of which is the total number of months in such performance period, paid in accordance with Section 3.3(e), and (ii) the remaining portion of the Performance Award Amount, net of any applicable withholding Taxes, paid on the earlier of (A) the date on which such Company Performance Award was originally scheduled to vest, subject to the holder’s continued employment with the Company or any of its Affiliates through such date, and (B) the holder’s termination of employment without “Cause” or resignation for “Good Reason” (each as defined in Section 3.3(d) of the Company Disclosure Schedule) (each such type of termination, a “Qualifying Termination”); provided, however, that in the event that a holder’s employment with the Company (including any Affiliate thereof) terminates following the Closing Date for reasons other than a Qualifying Termination, such holder’s right to receive the payment specified in clause (ii) above shall terminate; provided, that, with respect to any Company Performance Awards payable pursuant to Section 3.3(d)(ii) that constitute nonqualified deferred compensation subject to Section 409A of the Code, payment will not be made until the earliest time permitted that will not trigger a Tax or penalty under Section 409A of the Code.

(e) Payment. As soon as reasonably practicable after the Effective Time (but no later than the first payroll date occurring at least ten Business Days after the Effective Time), the Surviving Corporation shall pay the amounts provided for in Sections 3.3(a) – 3.3(d), net of any applicable withholding Taxes as set forth in Section 3.2(f), payable with respect to Company Options, Company SARs, Company Restricted Shares and Company Performance Awards (to the extent payable pursuant to Section 3.3(d)(i)) through, to the extent applicable, the Surviving Corporation’s payroll to the holders of Company Options, Company SARs, Company Restricted Shares and Company Performance Awards; provided, that, with respect to any Company Performance Awards payable pursuant to Section 3.3(d)(i) that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(f) Corporate Actions. At or prior to the Effective Time, the Company, the board of directors of the Company and the compensation committee of the board of directors of the Company, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Sections 3.3(a), 3.3(b), 3.3(c), 3.3(d) and 3.3(e). The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Options, Company SARs, Company Restricted Shares, Company Performance Awards or otherwise.

Section 3.4 Adjustments to Prevent Dilution. In the event that, between the date of this Agreement and the Effective Time, the number of issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares changes as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted to provide to Parent and the holders of Shares the same economic effect as contemplated by this Article III of this Agreement prior to such change; provided, that nothing in this Section 3.4 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 3.5 Statutory Rights of Appraisal.

(a) Notwithstanding anything to the contrary set forth in this Agreement, all Shares that are issued and outstanding immediately prior to the Effective Time and held by stockholders who shall have not voted in favor of the Merger and who shall have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL (collectively, “Dissenting Shares”) shall not be converted into, or represent the right to receive, the Per Share Merger Consideration pursuant to Section 3.1(a), but shall become the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL); provided, however, that all Dissenting Shares held by stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Shares under such Section 262 of the DGCL shall no longer be considered to be Dissenting Shares and shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Merger Consideration, without interest thereon, upon surrender of the certificate or certificates that formerly evidenced such Shares in the manner provided in Section 3.2.

(b) The Company shall give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company in respect of Dissenting Shares and (B) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Delaware Law in respect of Dissenting Shares. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, or settle or offer to settle any such demands for payment, in respect of Dissenting Shares.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (i) set forth in the corresponding sections or subsections of the disclosure schedule delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any section or subsection to which the relevance of such item is reasonably apparent on its face other than with respect to Section 4.6(a), which shall not be subject to or qualified by the information set forth in any other section or subsection of the Company Disclosure Schedule other than Section 4.6(a) thereof, other than by express cross reference) or (ii) disclosed in the Company Reports filed with the Securities and Exchange Commission (the “SEC”) at least one Business Day prior to the date of this Agreement (excluding, in the case of this clause (ii), any disclosures set forth in any section entitled “Risk Factors” or “Cautionary Statement Relevant to Forward Looking Statements” or in any other section to the extent they are forward-looking statements or cautionary, nonspecific, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent and Merger Sub that:

Section 4.1 Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or licensing, except where the failure to be so organized, qualified, licensed or in good standing, or to have such power or authority, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Company’s certificate of incorporation and by-laws, each as amended to the date of this Agreement, and each as so delivered is in full force and effect. Neither the Company nor any of its Subsidiaries is in material violation of any provisions of its respective articles or certificate of organization (as applicable), by-laws or similar governing documents. Section 4.1 of the Company Disclosure Schedule contains a correct and complete list of the Company’s Subsidiaries and each jurisdiction where the Company and its Subsidiaries are organized.

(a) As used in this Agreement, the term “Material Adverse Effect” means any effect, occurrence, change, state of facts, circumstance, event or development (each an “Effect”) that has a material adverse effect on the financial condition, business or results of operations of the Company and its Subsidiaries taken as a whole, provided, that no Effect resulting from or arising out of the following, in and of itself or themselves, shall constitute or be taken into account in determining whether there has been or would reasonably be expected to have a Material Adverse Effect: (A) Effects resulting from changes in the economy, political conditions or financial credit or securities markets generally in the United States or other countries in which the Company conducts material operations or sources material supplies or that are the result of acts of war or terrorism; (B) Effects resulting from changes that are the result of factors generally affecting the industry in which the Company and its Subsidiaries operate, including changes in raw material costs; (C) Effects resulting from (i) changes in United States generally accepted accounting principles (“GAAP”) or rules and policies of the Public Company Accounting Oversight Board or (ii) changes in applicable Law or changes in interpretations of applicable Law; (D) Effects resulting from (i) any failure by the Company or its Subsidiaries to meet any internal or external projections, budgets, guidance, forecasts, estimates of revenues or earnings by the Company or its Subsidiaries or analysts or (ii) change in the market value or trading volume of Shares for any period ending on or after the date of this Agreement; (E) Effects directly resulting from entry into this Agreement, the public announcement or pendency of the Merger or the other transactions contemplated by this Agreement (including, for the avoidance of doubt, (i) any loss of revenue or earnings or (ii) the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers or business partners, in each case to the extent resulting from such public announcement or pendency); (F) any Effect relating to fluctuations in the value of any currency; (G) any Effect relating to any action taken by the Company with Parent’s consent or contemplated expressly by this Agreement or any action not taken by the Company to the extent such action is expressly prohibited by this Agreement without the prior consent of Parent, the Company has requested the consent of Parent to take such action and Parent has not consented to such action within five Business Days; (H) the existence, occurrence, or continuation of any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity; and (I) any matter disclosed in the Company Disclosure Schedule, where the applicability of such disclosure as an exception to a particular provision of this Agreement is reasonably apparent; provided, further, that the exception in clause (D) shall not prevent or otherwise affect any Effect underlying such failure from being taken into account in determining whether a Material Adverse Effect has occurred or is reasonably likely to occur; provided, further, that, with respect to clauses (A), (B), (C)(ii) and (H), Effects resulting from any change, event, circumstance or development that have had or would reasonably be expected to have a material disproportionate adverse effect on the Company and its Subsidiaries compared to other companies operating in the United States in the industry in which the Company and its Subsidiaries operate shall be considered for purposes of determining whether a Material Adverse Effect has occurred or is reasonably likely to occur.

Section 4.2 Capital Structure.

(a) The authorized capital stock of the Company consists of 124,500,000 shares comprising (i) 112,500,000 shares of Class A Common Stock, (ii) 10,000,000 shares of Class B Common Stock and (iii) 2,000,000 shares of Class B preferred stock, par value $0.0001 per share (the “Preferred Shares”). As of April 3, 2017, (i) 21,341,779 shares of Class A Common Stock are issued and outstanding (of which 298,584 are Company Restricted Shares), (ii) 1,381,730 shares of Class B Common Stock are issued and outstanding, (iii) 9,574,186 Shares are held by the Company as treasury stock, (iv) 1,381,730 Shares are reserved for issuance upon conversion of the Class B Common Stock, (v) 73,674 Shares are reserved for issuance upon or otherwise deliverable in connection with the exercise of outstanding Company Options and Company SARs under the Company’s 2006 Stock Incentive Plan and the Company’s 2015 Stock Incentive Plan, to the extent applicable (collectively, the “Stock Plans”), (vi) 1,580,742 Shares are reserved for future issuance under the Stock Plans, (vii) 93,501 Shares are reserved for future issuance under the ESPP, and (viii) no Preferred Shares were outstanding. Section 4.2(a) of the Company Disclosure Schedule contains a correct and complete list of outstanding Company Options, Company SARs and Company Restricted Shares, including the holder, date of grant, term, where applicable, number of Shares underlying such security and, where applicable, exercise price and vesting schedule. From the close of business on March 1, 2017 through the date of this Agreement, (A) the Company has not issued any new Company Options, Company SARs or Company Restricted Shares and (B) other than with respect to Shares issued as a result of the exercise of Company Options, Company SARs and Company Restricted Shares that were outstanding as of the close of business on March 1, 2017, the Company has not issued any new Shares or Preferred Shares. All of the issued and outstanding Shares are, and all Shares that may be issued pursuant to the exercise of the Company Options or Company SARs will be, duly authorized, validly issued, fully paid, nonassessable and free of any preemptive or similar rights. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable, exchangeable or redeemable for securities having the right to vote (“Voting Debt”)) with the stockholders of the Company on any matter. Section 4.2(a)(ii) of the Company Disclosure Schedule contains a correct and complete list, as of March 31, 2017, of all record holders of Class B Common Stock.

(b) Other than the Company Options, Company SARs and Company Restricted Shares, under the Stock Plans there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue, transfer, redeem, acquire, or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights (or other economic or voting rights equivalent to an equity interest) are authorized, issued or outstanding. Other than the Voting Agreement, there are no stockholders agreements, voting trusts or other agreements or understandings relating to voting or disposition of any shares of capital stock or other securities of the Company or any of its Subsidiaries or granting to any Person or group of Persons the right to elect, or to designate or nominate for election, a member of the board of directors of the Company or any of its Subsidiaries. The Company is not party to any agreement granting registration rights to any Person.

(c) Section 4.2(c) of the Company Disclosure Schedule sets forth (i) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary and (ii) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person (other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such Person). Each of the outstanding shares of capital stock or other equity interests of each of the Company’s Subsidiaries and each share of capital stock or other equity interests set forth on

Section 4.2(c)(ii) of the Company Disclosure Schedule, are duly authorized, validly issued, fully paid and nonassessable and owned free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”). The Company does not own, directly or indirectly, any voting interest in any Person that would require an additional filing by Parent under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) in connection with the transactions contemplated hereby.

Section 4.3 Corporate Authority and Approval. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the transactions contemplated hereby, including the Merger, other than in the case of the Merger, (i) the affirmative vote of the holders of a majority of the voting power of the shares of Class A Common Stock and Class B Common Stock (voting together as one class) issued and outstanding and entitled to vote at a special meeting of stockholders (the “Requisite Company Vote”) and (ii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”). The board of directors of the Company has duly adopted resolutions, which have not subsequently been rescinded or modified in any way, adopting the Board Actions. The Requisite Company Vote is the only vote of any class or series of the Company’s share capital or other securities necessary to approve or adopt this Agreement and the transactions contemplated hereby, including the Merger.

Section 4.4 Governmental Filings; No Violations; Certain Contracts.

(a) No notices, reports, filings consents, waivers, registrations, approvals, orders, permits or authorizations (each an “Approval”) are, as applicable required to be made or obtained by the Company from, any federal, state, local, multinational or foreign governmental, administrative or regulatory (including stock exchange) authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, other than (i) any Approvals required (A) under the HSR Act, (B) under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder (including filing of the proxy statement, in definitive form relating to the Stockholders Meeting (such proxy statement or information statement, as amended or supplemented from time to time, the “Proxy Statement”)), (C) under applicable requirements of the NASDAQ Global Select Market (“NASDAQ”) or (D) under applicable Antitrust Laws, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DGCL and (iii) such other Approvals which the failure to make or obtain, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect or that would not, individually or in the aggregate, prevent or materially delay the Company from consummating the Merger and the other transactions contemplated by this Agreement.

(b) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the certificate of incorporation or by-laws of the Company or the comparable governing documents of any of its Subsidiaries, (ii) assuming that the Approvals referred to in Section 4.4(a) are duly obtained or made, with or without notice, lapse of time or both, a material breach or violation of, any Law to which the Company or any of its Subsidiaries is subject or (iii) with or without notice, lapse of time or both, a breach or violation of, a termination, cancellation or modification (or provide a right of termination, cancellation or modification) or default under, the payment of additional fees, the creation, change or acceleration of any rights or obligations under, any requirement to provide notice to, or require consent or approval from, the other party thereto, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries, in each case, pursuant to any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, termination, default, creation, acceleration or change that individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect or that would, individually or in the aggregate, prevent or materially delay the Company from consummating the Merger and the other transactions contemplated by this Agreement.

Section 4.5 Company Reports; Financial Statements; No Undisclosed Liabilities.

(a) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”), since December 31, 2014 (the forms, statements, reports and documents filed or furnished since December 31, 2014 and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). No Subsidiary of the Company is required to file, or files, any form, report or other document with the SEC. Each of the Company Reports, as of the respective date of its filing or being furnished complied (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing) or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates of filing (and, in the case of any Company Report that is a registration statement, as of its effective date) (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ. Except as permitted by the Exchange Act, including Section 13(k)(2) and Section 13(k)(3) thereof or the rules of the SEC, since December 31, 2014, neither the Company nor any of its Affiliates has made, arranged or modified any extensions of credit in the form of a personal loan to any executive officer or director of the Company or any of their respective Affiliates.

(c) Neither the Company nor any of the Company’s Subsidiaries is a party to, or has any commitment to become a party to, (i) any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act)), and including similar collaboration, participation or off-set arrangements or obligations, where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company Reports or the Company Financial Statements or (ii) any Contract relating to any material transaction or material relationship with, or material ownership or other material economic interest in, any variable interest entity.

(d) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Since December 31, 2014, such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it is required to file or submit, or files or submits, under the Securities Act and the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the

Exchange Act). Since December 31, 2014, such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability in all material respects of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company’s board of directors (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Company’s board of directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e) Each of the consolidated financial statements included in or incorporated by reference into the Company Reports (including the related notes and schedules) (the “Company Financial Statements”) (i) complies in all material respects with the applicable rules and regulations of the SEC, the Exchange Act and the Securities Act, (ii) has been prepared in accordance with GAAP applied, in all material respects, on a consistent basis during the periods involved (except as may be indicated in the Company Financial Statements or in the notes thereto and subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnote disclosure) and (iii) fairly presents, or, in the case of any Company Financial Statements filed after the date of this Agreement, will fairly present, in all material respects, the consolidated financial position and the consolidated statements of income, cash flows and changes in equity and redeemable non-controlling interest of the Company and its Subsidiaries as of the date and for the periods referred to in the Company Financial Statements.

(f) Since December 31, 2014 through the date of this Agreement, to the knowledge of the Company (i) neither the Company nor any director, officer, auditor or accountant of the Company has received any written material complaint, allegation, assertion or claim that the Company or its Subsidiaries have engaged in illegal or fraudulent accounting or auditing practices and (ii) no attorney representing the Company, whether or not employed by the Company, has reported to the board of directors of the Company or any committee thereof or to any director or officer of the Company any evidence of a material violation of United States federal securities Laws and the rules and regulations of the SEC promulgated thereunder relating to periods after December 31, 2014, by the Company or any of its officers or directors. As of the date of this Agreement, to the knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations pending or threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any executive officer of the Company.

(g) There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent, required to be disclosed on a balance sheet prepared in accordance with GAAP, except for (i) liabilities or obligations disclosed and provided for in the balance sheets for the fiscal year ended December 27, 2016 that are included in the Company Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred pursuant to the terms of this Agreement, (iii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 27, 2016, (iv) liabilities for performance of obligations of the Company or any of its Subsidiaries under Contracts binding upon the Company or any of its Subsidiaries (other than resulting from any breach or acceleration thereof) and (v) liabilities or obligations that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect.

Section 4.6 Absence of Certain Changes. From December 27, 2016 through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of such businesses or in order to effectuate the terms of this Agreement and there has not been:

(a) any change, state of facts, circumstance, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect;

(b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries (except for dividends or other distributions by any direct or indirect wholly owned Subsidiary to the Company or to any wholly owned Subsidiary of the Company), or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of the Company or any of its Subsidiaries;

(c) any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries, except as required by changes in applicable GAAP;

(d) (i) any material increase in the compensation or benefits payable or to become payable to officers of the Company or any of its Subsidiaries (except for increases in the ordinary course of business or the payment of accrued or earned but unpaid bonuses, including but not limited to newly hired employees, promotions or as required by applicable Law), (ii) any establishment, adoption or entry into any collective bargaining, material bonus, profit sharing, equity, thrift, compensation, employment, termination, change-in-control, severance or other plan, trust, fund or policy in each case maintained or sponsored by the Company or any Subsidiary for the benefit of any director, officer or non-officer employee (with the exception of any establishment, adoption, entry into or amendment of any compensation, employment, termination or severance plan or policy for non-officer employees), except to the extent required by applicable Law or in the ordinary course of business consistent with past practice or (iii) any material amendment of any Company Benefit Plan except as required by applicable Law and except with respect to any compensation, employment, termination or severance plan or policy for non-officer employees;

(e) any material Tax election made, changed or revoked by the Company or any of its Subsidiaries or any settlement or compromise of any material Tax liability by the Company or any of its Subsidiaries;

(f) any material change in tax accounting principles by the Company or any of its Subsidiaries, except insofar as may have been required by applicable Law or changes in applicable GAAP;

(g) any surrender of any right to claim a material Tax refund;

(h) any amendment of any Tax Return of the Company or any of its Subsidiaries with respect to a material amount of Taxes; or

(i) any agreement to do any of the foregoing.

As used in this Agreement, the term “knowledge” when used in the phrases “to the knowledge of the Company,” “the Company’s knowledge,” “of which the Company has knowledge” or “the Company has no knowledge” shall mean the actual knowledge of the individuals listed in Section 4.6 of the Company Disclosure Schedule.

Section 4.7 Litigation. There are no civil, criminal or administrative actions, suits, claims, oppositions, disputes, litigations, objections, hearings, arbitrations, mediations, investigations, audit, complaint, charge, governmental inquiry or other proceedings, in each case, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel (“Actions”) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any officer, director or employee of the Company or any of its Subsidiaries in such capacity before any Governmental Entity, which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, Order, writ, injunction, decree, award, stipulation or settlement (“Judgment”) of any Governmental Entity which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect or that would, individually or in the aggregate, prevent or materially delay the Company from consummating the Merger and the other transactions contemplated by this Agreement.

Section 4.8 Employee Benefits.

(a) Section 4.8(a) of the Company Disclosure Schedule contains a true and complete list of each material Company Benefit Plan. The term “Company Benefit Plans” means each compensation and/or benefit plan, program, policy, practice, contract, agreement or other arrangement (whether or not such plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), including any employee welfare plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA, and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, stock appreciation rights, stock-based rights, medical, profit sharing, insurance, retirement, supplemental retirement, severance, retention, termination, employment, change-of-control or fringe benefit plan, program or agreement, other than any plan to which the Company or any Subsidiary contributes (or has an obligation to contribute) pursuant to applicable Law and that is sponsored or maintained by a Governmental Entity, whether or not in writing and whether or not funded, in each case, that is sponsored, maintained or contributed to by the Company or any Subsidiary for the benefit of the current or former employees, directors, consultants or independent contractors of the Company or any Subsidiary or with respect to which the Company or any Subsidiary has any actual or contingent liability. With respect to each Company Benefit Plan listed on Section 4.8(a) of the Company Disclosure Schedule, the Company has made available to Parent a true and complete copy thereof and, only if applicable: (i) each trust or other funding arrangement; (ii) each summary plan description and summary of material modifications; (iii) the most recently filed annual report on the Internal Revenue Service (“IRS”) Form 5500; (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto; and (v) the most recently received IRS determination letter (or opinion or advisory letter, if applicable).

(b) Except for such matters that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect:

(i) Each Company Benefit Plan has been operated and administered in accordance with its terms and applicable Laws, including but not limited to ERISA and the Code;

(ii) With respect to each Company Benefit Plan intended to be “qualified” within the meaning of section 401(a) of the Code, (A) each such Company Benefit Plan has received a favorable determination letter (or opinion or advisory letter, if applicable) from the IRS with respect to its qualification, (B) the trusts maintained thereunder are intended to be exempt from taxation under section 501(a) of the Code and (C) to the knowledge of the Company, no event has occurred that could reasonably be expected to result in disqualification or adversely affect such exemption; and

(iii) No liability under Title IV or section 302 of ERISA has been incurred by the Company or any trade or business, whether or not incorporated, that together with the Company would be deemed a single employer within the meaning of Section 4001(b) of ERISA (an “ERISA Affiliate”) that has not been satisfied in full, and no condition exists that presents a risk to the Company or any ERISA Affiliate of incurring any such liability, other than any liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

(c) No Company Benefit Plan (including for this purpose, any employee pension benefit plan described in section 3(2) of ERISA that the Company, any Subsidiary or any ERISA Affiliate maintained, sponsored or contributed to within the six-year period preceding the date hereof) is (i) a plan subject to Title IV of ERISA, (ii) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or (iii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code).

(d) To the knowledge of the Company, there are no Actions pending or threatened against the Company or any of its Subsidiaries with respect to any Company Benefit Plan, by or on behalf of any employee, former employee or beneficiary covered under any such Company Benefit Plan (other than routine claims for benefits) that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect.

(e) With respect to Company Benefit Plans maintained for the benefit of any employee or service provider (or former employee or service provider) who performs services outside the United States (each, an “International Company Plan”), and except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, each International Company Plan, if intended to qualify for special Tax treatment, meets all applicable requirements, and if required to be funded, book-reserved or secured by an insurance policy, is so fully funded, book-reserved or secured, based on reasonable actuarial assumptions.

(f) With respect to each Company Benefit Plan, (i) the Company and its Subsidiaries have not engaged in, and to the knowledge of the Company no other Person has engaged in, any non-exempt “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) that would reasonably be expected to result in a liability to the Company or any of its Subsidiaries that would reasonably be expected to have a Material Adverse Effect, (ii) none of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other “fiduciary” (as defined in Section 3(21) of ERISA) has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of such Company Benefit Plan that would reasonably be expected to have a Material Adverse Effect and (iii) no action, audit, investigation, suit, proceeding, hearing or claim is pending or, to the knowledge of the Company, threatened, that would reasonably be expected to have a Material Adverse Effect.

(g) The consummation of the transactions contemplated by this Agreement (whether alone or in combination with another event) will not cause any amounts payable under the Company Benefit Plans to fail to be deductible for U.S. federal income tax purposes by virtue of Section 280G of the Code. Neither the execution nor delivery of this Agreement, shareholder approval of this Agreement, nor the consummation of the contemplated transactions under this Agreement will, whether alone or in combination with any other event, (i) result in the accelerated vesting or payment of, or any increase in, any compensation to any employee, consultant or director of the Company or any of its Subsidiaries or (ii) result in the entitlement of any such employee, consultant or director of the Company or any of its Subsidiaries to any severance or termination pay or benefits. No Company Benefit Plan provides for a tax gross-up, make whole or similar payment with respect to the taxes imposed under Sections 409A or 4999 of the Code.

Section 4.9 Compliance with Laws; Permits.

(a) Since December 31, 2014, the businesses of each of the Company and its Subsidiaries have not been conducted in violation of any federal, state, local, municipal, multinational or foreign law, statute, constitution or ordinance, common law, or any rule, regulation, directive, treaty, policy, standard, Judgment or agency requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (collectively, “Laws”), except for violations that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect. No investigation by any Governmental Entity with respect to the Company or any of its Subsidiaries or any of their assets is pending or, to the knowledge of the Company, threatened, nor has any Governmental Entity notified the Company in writing of its intention to conduct the same, except for such investigations the outcome of which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect. The Company and its Subsidiaries hold all governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of the Company and its Subsidiaries, taken as a whole (the “Company Permits”), except for such failures that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect. The Company and each of its Subsidiaries is in compliance with the terms of the Company Permits, except for failures to comply or violations that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect.

(b) To the knowledge of the Company, neither the Company nor any director, officer, other employee or agent of the Company has violated any provision of the Foreign Corrupt Practice Act of 1977, as amended, or any similar foreign Law.

(c) Since December 31, 2014, neither the Company nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to the Foreign Corrupt Practice Act of 1977, as amended, or any similar Law.

Section 4.10 Material Contracts.

(a) Except for this Agreement, any Company Benefit Plan, and any agreement, contract, note, mortgage, indenture, arrangement or other binding obligation or binding understanding (other than any invoice, pricing sheet, bid or quotation) (each, a “Contract”) filed as exhibits to the Company Reports or set forth on Section 4.10 of the Company Disclosure Schedule, as of the date of this Agreement, none of the Company or its Subsidiaries is a party to or bound by:

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) any Contract relating to indebtedness for borrowed money in excess of $1,500,000 (other than any such indebtedness between the Company and its Subsidiaries or among its Subsidiaries) or mortgaging, pledging or otherwise placing a Lien on any of the assets of the Company or its Subsidiaries, restricting the payment of dividends or other distributions of assets by any of the Company or its Subsidiaries or providing for the guaranty of indebtedness for borrowed money of any Person in excess of $1,500,000;

(iii) any Contract that contains a put, call, right of first refusal or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $750,000;

(iv) other than with respect to any wholly owned Subsidiary of the Company, any partnership, limited liability company, joint venture, strategic alliance or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company, joint venture or strategic alliance that is material to the Company or any of its Subsidiaries, or in which the Company owns more than a 10% voting or economic interest;

(v) any Contract between the Company or any of its Subsidiaries and any current or former director or officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares (other than indemnity agreements with directors or officers of the Company) pursuant to which the Company has continuing obligations, in each case, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable law) without any obligation on the part of the Company or any of its Subsidiaries to make any severance, termination, change in control or similar payment or to provide any benefit. As used in this Agreement, the term “beneficial ownership” (and its correlative terms) shall have the meaning provided in Rule 13d-3 under the Exchange Act;

(vi) any Contract to which the Company or any of its Subsidiaries is a party containing a standstill or similar agreement pursuant to which the Company or any of its Subsidiaries, as the case may be, has ongoing obligations to not acquire assets or securities of the other party or any of its Affiliates and, to the extent not entered into in the ordinary course of business or in connection with a commercial Contract, any Contract under which the Company or any of its Subsidiaries has material ongoing indemnification obligations;

(vii) any non-competition Contract or other Contract that (A) limits or purports to limit in any material respect (x) the type of business in which the Company or its Subsidiaries may engage, (y) the type of goods or services which the Company or its Subsidiaries may manufacture, produce, import, export, offer for sale, sell or distribute or (z) the manner or locations in which any of them may so engage in any business, (B) would require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Subsidiaries, (C) grants “most favored nation” status or is a “requirements” Contract that, following the Merger, would apply to Parent or any of its Subsidiaries, including the Company and its Subsidiaries, (D) grants to any third Person any material exclusive supply or distribution agreement or other similar material exclusive rights or (E) prohibits or limits the right of the Company or any of its Subsidiaries to use, transfer, license, distribute or enforce any of their respective Owned Company IP, other than limitations on enforcement arising from non-exclusive licenses of Owned Company IP entered into in the ordinary course of business;

(viii) any Contract pursuant to which (A) the Company or any of its Subsidiaries is granted or obtains or agrees to obtain any right to use or register any third-party Intellectual Property (other than (1) Software license agreements for any third-party commercially available off-the-shelf Software, (2) agreements between the Company or any of its Subsidiaries, on the one hand, and their employees or consultants, on the other hand, entered into in the ordinary course of business, (3) non-material non-exclusive in-bound licenses entered into in the ordinary course of business), (B) the Company or any of its Subsidiaries permits or agrees to permit a third party to use or register any Intellectual Property owned by the Company or any of its Subsidiaries (other than non-material non-exclusive out-bound licenses entered into in the ordinary course of business) or (C) the Company or any of its Subsidiaries consents to or agrees not to assert rights with respect to the use or registration by a third party, or a third party consents to the use or registration by the Company or any of its Subsidiaries, of the Trademark “PANERA,” “PANERA BREAD,” “SAINT LOUIS BREAD COMPANY,” “PANERA CATERING,” “YOU PICK TWO,” “PARADISE BAKERY,” the Mother Bread design, “MYPANERA,” “PANERA TO YOU,” in each case in any material respect;

(ix) any Contract that provides for the acquisition or disposition, directly or indirectly (by merger or otherwise) of assets or capital stock (other than acquisitions or dispositions of inventory and raw materials in the ordinary course of business consistent with past practice) pursuant to which the Company or its Subsidiaries has continuing “earn-out” or other contingent payment obligations of more than $500,000;

(x) any Collective Bargaining Agreement; and

(xi) any Contract to which any Principal Supplier is a party that has a term of more than 60 days and that may not be terminated by the Company or any of its Subsidiaries (without penalty) within 60 days after the delivery of a termination notice, other than Contracts related to the purchase of raw materials or inventory in the ordinary course of business.

Each such Contract described in clauses (i) through (xi) above and each such Contract that would be a Material Contract but for the exception of being filed as an exhibit to the Company Reports is referred to herein as a “Material Contract.”

(b) A complete copy of each Material Contract has been made available to Parent prior to the date hereof. Each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect. There is no breach or default under any Material Contracts by the Company or its Subsidiaries, as the case may be, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a breach or default thereunder by the Company or its Subsidiaries, in each case except as, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect. Since December 28, 2016, neither the Company nor any of its Subsidiaries has received any written notice of termination or breach (which has not been cured) with respect to and, to the knowledge of the Company, no party has delivered written notice threatening to terminate, any Material Contract, except in any such case as, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect.

Section 4.11 Properties.

(a) Section 4.11 of the Company Disclosure Schedule contains a true and complete list as of the date hereof of all Owned Real Property and Leased Real Property. The Company has delivered or made available to Parent complete and accurate copies of each Company Lease (including all amendments, modifications and restatements thereto) relating to the 25 bakery-café locations, exclusive of franchisee-owned locations, of the business of the Company and its Subsidiaries representing the most earnings before interest, taxes, depreciation and amortization.

(b) Except in any such case as, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect, with respect to the parcels of real property owned in fee simple by the Company or any of its Subsidiaries, together with all buildings, structures, improvements, and fixtures thereon, and appurtenances pertaining or belonging thereto (the “Owned Real Property”): (i) the Company or one of its Subsidiaries, as applicable, has good and marketable fee simple title to the Owned Real Property, free and clear of all Encumbrances, except for Permitted Encumbrances; and (ii) there is no pending or, to the knowledge of the Company, threatened condemnation proceeding or proposed action or agreement for taking in lieu of condemnation with respect to any of the Owned Real Property.

(c) With respect to all of the real property leased, subleased or licensed to the Company or its Subsidiaries that is used for retail stores, including bakery-cafés (other than such real property which is less than 5,000 rentable square feet) (the “Leased Real Property”), except in any such case as, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect: (i) the lease, sublease or license for such Leased Real Property (each, a “Company Lease”) is valid, legally binding, enforceable and in full force and effect in accordance with its terms with respect to the Company or Subsidiary party thereto (subject to the Bankruptcy and Equity Exceptions) and (ii) none of the Company or any of its Subsidiaries is in breach of or default under any Company Lease, and, to the knowledge of the Company, no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, or prevent or impair the consummation of the transactions contemplated by this Agreement.

(d) For purposes of this Section 4.11 only, “Encumbrance” means any lien, charge, pledge, security interest, claim, mortgage, encroachment, adverse claim, option, easement, imperfection of title, title exception, title defect, or encumbrance of any kind in respect of such asset but specifically excludes (the following, “Permitted Encumbrances”): (i) specified Encumbrances described in Section 4.11(c) of the Company Disclosure Schedule; (ii) Encumbrances for current Taxes or other governmental charges not yet due and payable or which are being contested in good faith by appropriate proceedings, for which adequate reserves have been maintained in accordance with GAAP; (iii) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the ordinary course of business as to which there is no default on the part of the Company or any of its Subsidiaries and reflected on or specifically reserved against or otherwise disclosed in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed prior to the date of this Agreement; (iv) zoning, entitlement, building and other land use Laws; (v) defects, imperfections or irregularities in title, covenants, conditions, restrictions and other Encumbrances which, individually or in the aggregate, do not materially interfere with the present use of or impair the value of the applicable Owned Real Property and Leased Real Property; (vi) statutory, common law or contractual liens of landlords for amounts that are not yet due and payable or are being contested in good faith by appropriate proceedings, for which adequate reserves have been maintained in accordance with GAAP; (vii) non-exclusive licenses to Intellectual Property granted in the ordinary course of business; and (viii) other Encumbrances that do not, individually or in the aggregate, materially impair the continued use operation or value of the Owned Real Property or Leased Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted.

Section 4.12 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion in the Proxy Statement will, at the time such document is first mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will, at the date it is first mailed to stockholders and at the time of the Stockholders Meeting, comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their respective Affiliates or Representatives specifically for inclusion in the Proxy Statement.

Section 4.13 Environmental Matters. Except for such matters that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect: (a) the Company and its Subsidiaries are in compliance, and have complied at all times since December 31, 2014 with all applicable Environmental Laws (which compliance includes the possession by the Company and each of its Subsidiaries of all Company Permits required under applicable Environmental Laws, and compliance with the terms and conditions thereof); (b) to the knowledge of the Company, there are no conditions, events or incidents, including the unlawful presence of any Hazardous Substance, which could reasonably be expected to form the basis of any Environmental Claim against the Company or any of its Subsidiaries; (c) there is no Environmental Claim or, to the knowledge of the Company, investigation that could result in an Environmental Claim, pending, or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries; and (d) neither the Company nor any of its Subsidiaries is subject to any order, decree or injunction with any Governmental Entity or agreement other than in the ordinary course with any third party concerning liability under any Environmental Law. The Company has delivered or otherwise made available for inspection to the Parent copies of any reports that was conducted after December 31, 2014 of any investigations, audits or assessments (including Phase I environmental site assessments and Phase II environmental site assessments) containing material information that are in the possession of or reasonably under the control of the Company or any of its Subsidiaries and that pertain to: (i) any unresolved Environmental Claims against the Company or any of its Subsidiaries or (ii) any Hazardous Substances in, on, beneath or adjacent to any property currently or formerly owned or operated by the Company or any of its Subsidiaries. As used herein, the term “Environmental Law” means any federal, state or local Law, order, permit or authorization relating to pollution, the protection, restoration or remediation of or prevention of harm to the environment or natural resources, or the protection of human health and safety as affected by exposure to any Hazardous Substance, including Laws relating to the handling, use, generation, manufacture, storage, treatment, containment, distribution, processing, transportation, disposal, release or threatened release of any Hazardous Substance. As used herein, the term “Environmental Claim” means any claim, action, suit, proceeding, order, demand or written notice by any Person alleging liability (including liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees, fines or penalties) arising out of, based on, resulting from or relating to (i) the presence, release of, or exposure to any Hazardous Substances or (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law. As used herein, the term “Hazardous Substance” means any material, substance, chemical, or waste (or combination thereof) that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect under any applicable Law, order, permit or authorization relating to pollution, waste, the protection, restoration or remediation of or prevention of harm to the environment or natural resources, or the protection of human health and safety.

Section 4.14 Taxes. The Company and each of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect, (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are true, correct and complete; (ii) have paid all material Taxes whether or not shown as due on such filed Tax Returns and have withheld all amounts that the Company or any of its Subsidiaries have been obligated to withhold from amounts owing to any employee, shareholder, creditor or other third party, except with respect to matters contested in good faith for which adequate reserves under GAAP have been established; and (iii) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. As of the date of this Agreement, there are no pending, or, to the knowledge of the Company, threatened in writing, audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters that concern the Company or any of its Subsidiaries except as would not, individually or in the aggregate, reasonably be likely to have a Material

Adverse Effect. There are not any unresolved questions or claims of any Tax authority concerning the Company’s or any of its Subsidiaries’ Tax liability that, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect and are not disclosed or provided for in the Company Reports. The Company has made available to Parent true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for the fiscal year ended December 29, 2015. Neither the Company nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before December 27, 2016 in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Company Reports filed on or prior to the date of this Agreement, except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has engaged in a “reportable transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2). For any taxable year as to which the statute of limitations with respect to Taxes is open, neither the Company nor any of its Subsidiaries has engaged in a transaction of which it made disclosure to any Tax authority to avoid penalties under Section 6662(d) of the Code or any comparable provision of state, foreign or local law. Neither the Company nor any of its Subsidiaries has participated in any “tax amnesty” or similar program offered by any taxing authority to avoid the assessment of penalties or other additions to Tax. The Company has not been a United States real property holding company within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. During the past two years, the Company has not been a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code. Neither the Company nor any of its Subsidiaries is a party to, or is bound by, or has any obligation under, any Tax Sharing Agreement, other than customary Tax indemnification or allocation provisions in contracts not relating primarily to Taxes, pursuant to which it will have any obligation to make any material payments in respect of Taxes after the Effective Time.

As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, net worth, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, goods and services, occupancy, transfer and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts, (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes and (iii) the term “Tax Sharing Agreement” means any existing agreement or arrangement (whether or not written) binding the Company or any of its Subsidiaries that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries).

Section 4.15 Labor Matters.

(a) (i) The Company and its Subsidiaries are not a party to, nor bound by, any collective bargaining agreement or other labor-related agreement with any labor union, trade union or labor organization (collectively, a “Collective Bargaining Agreement”); (ii) no employees of the Company or its Subsidiaries are represented by any labor union, trade union or labor organization with respect to their employment with the Company or its Subsidiaries; (iii) to the knowledge of the Company, no labor union, trade union, labor organization or group of employees of the Company or its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; (iv) the Company has no knowledge of any pending organizing activities with respect to any employees of the Company or its Subsidiaries; (v) since December 31, 2014, there has been no actual, or to the knowledge of the Company, threatened material arbitrations, material grievances, strikes, lockouts, slowdowns or work stoppages against or affecting the Company or its Subsidiaries; and (vi) to the knowledge of the Company, since December 31, 2014, neither the Company nor its Subsidiaries has committed any material unfair labor practice as defined in the National Labor Relations Act.

(b) Except for such matters that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect, the Company and its Subsidiaries: (i) are not in violation of any Law pertaining to labor, employment or employment practices including, but not limited to, all Laws regarding health and safety, labor relations, employment discrimination, disability rights or benefits, equal opportunity, immigration, plant closures and layoffs, affirmative action, employee leave issues, unemployment insurance and workers’ compensation or (ii) are not, and have not been after December 31, 2014, a party to any material Action alleging a violation of any Law pertaining to labor, employment or employment practices, nor, to the knowledge of the Company, is any such material Action pending or threatened in writing.

(c) Except for such matters that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect, the Company and its Subsidiaries: (i) are not delinquent in any payments to, or on behalf of, any independent contractors (who are individuals) or employees for any services or amounts required to be reimbursed or otherwise paid and (ii) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for any independent contractors (who are individuals) or employees (other than routine payments to be made in the normal course of business and consistent with past practice).

(d) To the knowledge of the Company, since December 31, 2014, and except for such matters that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect, no employee of the Company or any of its Subsidiaries is in violation of any term of any third party employment agreement, nondisclosure agreement, common law nondisclosure obligation, noncompetition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by the Company or any of its Subsidiaries or (ii) to the knowledge or use of trade secrets or proprietary information.

(e) To the knowledge of the Company, as of the date of this Agreement, the Company and its Subsidiaries have not received notice that any current employee of the Company or its Subsidiaries with an annual base salary exceeding $300,000 intends to terminate his or her employment.

(f) Since December 31, 2014, and except for such matters that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect, the Company and its Subsidiaries are and have been in compliance in all material respects with all notice and other requirements under the WARN Act. In the 18 months prior to the date hereof, the Company and its Subsidiaries have not (A) effectuated a “plant closing” (as defined in the WARN Act), (B) effectuated a “mass layoff” (as defined in the U.S. Worker Adjustment and Retraining Notification Act) and any similar state or local Law relating to plant closings or layoffs (collectively, the “WARN Act”) or (C) undertaken any other similar action requiring notice, in each case for which any liability or obligation remains unsatisfied.

Section 4.16 Intellectual Property.

(a) Section 4.16(a) of the Company Disclosure Schedule sets forth a true and complete list of all material Registered Intellectual Property owned by the Company and its Subsidiaries. Except in any such case as, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect Material Adverse Effect, (i) the Company or one of its Subsidiaries is the sole and exclusive owner free and clear of all Liens (other than Permitted Encumbrances), of all of the Registered Intellectual Property that is owned or purported to be owned by the Company and its Subsidiaries (the “Owned Company IP”), provided, that, the foregoing representation should not be read as a non-infringement representation, which is solely dealt with in Section 4.16(b) and (ii) all of the Owned Company IP is subsisting, valid and enforceable in the applicable jurisdiction.

(b) Except in any such case as, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect, (i) the conduct of the businesses of the Company and each of its Subsidiaries has not, within the three years prior to the date of this Agreement, and does not infringe, dilute, misappropriate or otherwise violate in any material respect any Intellectual Property rights of any third party, provided, that, with respect to patents, the foregoing representation is being made to the knowledge of the Company; and (ii) as of the date hereof, no third party is infringing, diluting, misappropriating or otherwise violating any material Owned Company IP.

(c) Except in any such case as, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect, there are no Actions or Judgments pending that have been served, or, to the knowledge of the Company, filed but not served or threatened, that seek to cancel, limit or challenge the ownership, validity, registrability, enforceability, or use of or right to use any material Owned Company IP.

(d) Except in any such case as, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect, the Company and its Subsidiaries take commercially reasonable measures to maintain, preserve, police and protect the Owned Company IP, including the confidentiality of all owned Trade Secrets, and to the Company’s knowledge, no material owned Trade Secrets have been used, disclosed or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements.

(e) Except in any such case as, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect, (i) the Company and its Subsidiaries have policies in place requiring all employees who develop Intellectual Property on behalf of the Company and its Subsidiaries to assign such Intellectual Property to the Company or its Subsidiaries; and (ii) the Company and its Subsidiaries have obtained assignments of all Intellectual Property on behalf of the Company and its Subsidiaries by all employees who have developed Intellectual Property on behalf of the Company and its Subsidiaries.

(f) Except in any such case as, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect, (i) each of the Company and its Subsidiaries is in compliance with all applicable Laws, as well as its own rules, policies and procedures, relating to privacy, data protection, and the collection and use of personal information (if any) collected, used, or held for use by, each of the Company and its Subsidiaries and no claims have been asserted or threatened against the Company or its Subsidiaries alleging a violation of any Person’s privacy or personal information or data rights; and (ii) there have been no material security breaches in the information technology systems used by the Company and its Subsidiaries.

For purposes of this Agreement: “Intellectual Property” means all foreign, multinational and domestic intellectual and industrial property rights of any kind or nature, including such rights in all: (i) trademarks, service marks, brand names, corporate names, Internet domain names, social media identifiers, addresses or handles, logos, symbols, trade dress, fictitious names, trade names, and all other source indicators and all goodwill associated therewith and symbolized thereby (collectively, “Trademarks”); (ii) patents, patent applications, inventions and discoveries; (iii) confidential and proprietary information, trade secrets and know-how, (including recipes, processes, techniques, technology, research, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists) (collectively, “Trade Secrets”); (iv) copyrights and works of authorship in any media (including Software and all documentation related thereto, Internet site content, advertising and marketing materials and art work); and (v) all disclosures, applications and registrations, extensions, substitutions, modifications, renewals, divisionals, continuations, continuations-in-part, reissues, re-examinations, restorations and reversions related to any of the foregoing; “Registered” means issued by, filed with, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar; and “Software” means any and all (A) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code and (B) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise.

Section 4.17 Insurance. Each material fire and casualty, earthquake, flood, general liability, business interruption, product liability, and other insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect. Since December 27, 2016, no notice of cancellation of any Insurance Policy has been received, which Insurance Policy cannot be replaced in the ordinary course of business consistent with past practices.

Section 4.18 Franchise Matters.

(a) Section 4.18(a) of the Company Disclosure Schedule sets forth a list of all (i) currently effective development agreements in which the Company or any of its Subsidiaries has granted exclusive rights to develop or operate or license others to develop or operate within one or more countries, states, provinces or other geographic areas and (ii) franchise or license agreements (clauses (i) and (ii) collectively, the “Franchise Agreements”), in each case to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or their properties are bound (other than any such agreements between the Company and its Subsidiaries or among its Subsidiaries) and that grant or purport to grant to any person the right to develop or operate or license others to develop or operate within one or more countries, states, provinces or other geographic areas.

(b) Each of the Franchise Agreements is in full force and effect and is a legal, valid and binding agreement of the Company or one of its Subsidiaries, as the case may be, and, to the knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms. Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect, each of the Company and its Subsidiaries has performed or is performing all obligations required to be performed by it under the Franchise Agreements and is not (with or without notice or lapse of time or both) in breach or default thereunder, and has not waived or failed to enforce any rights or benefits thereunder, and, to the knowledge of the Company, no other party to any of the Franchise Agreements is (with or without notice or lapse of time or both) in breach or default thereunder. Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect, to the knowledge of the Company, there has occurred no event giving (with or without notice or lapse of time or both) to others any right of termination, material amendment or cancelation of any Franchise Agreement.

(c) Section 4.18(b) of the Company Disclosure Schedules identifies by jurisdiction and effective date all currently effective registrations under the Federal Trade Commission trade regulation rule entitled “Disclosure Requirements and Prohibitions Concerning Franchising,” 16 C.F.R. Section 436 et seq. and any other Law regulating the offer and/or sale of franchises, business opportunities, seller-assisted marketing plans or similar relationships (the “Franchise Laws”) that are applicable to the Company and its Subsidiaries. The Company and its Subsidiaries have complied with the Franchise Laws except for violations that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect.

Section 4.19 Suppliers.

(a) Section 4.19(a) of the Company Disclosure Schedule sets forth a complete and accurate list of (i) the 20 largest suppliers of the Company and its Subsidiaries based on the consolidated cost of goods and services paid to such Persons by the Company and its Subsidiaries for the fiscal year ended December 27, 2016 (each, a “Principal Supplier”) and (ii) with respect to each Principal Supplier, the aggregate amounts paid to, or received from, as applicable, each such Principal Supplier for the fiscal year ended December 27, 2016.

(b) The Company has not received any written notice from any Principal Supplier indicating that any such Person is ceasing, will cease or plans to cease dealing with the Company or its Subsidiaries.

Section 4.20 Affiliate Transactions. Except for the Company Benefit Plans and any indemnification, compensation, and employment arrangements between the Company or any of its Subsidiaries, on the one hand, and any director or executive officer thereof, on the other hand, no executive officer or director of the Company or any of its Subsidiaries or any Person owning five percent or more of the Shares (or any of such executive officer’s, director’s or other Person’s immediate family members or affiliates or associates) is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective assets, rights or properties or has any interest in any property owned by the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last 12 months, in each case, that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 4.21 Takeover Statutes; Other Restrictions. As of the date hereof and assuming the accuracy of Parent’s and Merger Sub’s representations and warranties in Section 5.10, the Company has taken all action necessary to exempt the Merger, this Agreement, the Voting Agreement and the transactions contemplated hereby and thereby from Section 203 of the DGCL, and, accordingly, neither such section nor any other antitakeover or similar statute or regulation (each, a “Takeover Statute”) applies to any such transactions. Assuming the accuracy of Parent’s and Merger Sub’s representations and warranties in Section 5.10, no other “control share acquisition,” “fair price,” “moratorium” or other antitakeover Laws enacted under U.S. state or federal Laws apply to this Agreement, the Voting Agreement, or the transactions contemplated hereby or thereby.

Section 4.22 Opinion of Financial Advisor. The board of directors of the Company has received an opinion from Morgan Stanley & Co. LLC, financial advisor to the Company, to the effect that, as of the date of such opinion and based on and subject to the various factors, qualifications, assumptions, limitations and other matters considered in connection with the preparation of such opinion, the Per Share Merger Consideration to be received by the holders of Shares (other than Excluded Shares and Dissenting Shares) pursuant to this Agreement, taken in the aggregate, is fair, from a financial point of view, to such holders. The Company will provide Parent with a true and correct copy of such opinion solely for information purposes promptly after receipt thereof by the Company.

Section 4.23 Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has engaged Morgan Stanley & Co. LLC as its financial advisor.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding sections or subsections of the disclosure schedule delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall be deemed disclosure with respect to any section or subsection to which the relevance of such item is reasonably apparent on its face), Parent hereby represent and warrant to the Company that:

Section 5.1 Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing as a foreign corporation, or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or licensing, except where the failure to be so organized, qualified, licensed or in such good standing, or to have such power or authority, would not, individually or in the aggregate, be reasonably likely to prohibit, prevent, materially impair or materially delay the commencement of the consummation of the transactions contemplated by this Agreement.

Section 5.2 Corporate Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 5.3 Governmental Filings; No Violations; Etc.

(a) No Approval is required to be made with or obtained by Parent or Merger Sub from any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, other than (i) any Approvals required (A) under the HSR Act, (B) under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder (including filing of the Proxy Statement), (C) under applicable requirements of NASDAQ or (D) under applicable Antitrust Laws, (ii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL and (iii) such other Approvals which the failure to make or obtain are not, individually or in the aggregate, reasonably likely to prohibit the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the certificate of incorporation, or by-laws of Parent or Merger Sub, (ii) assuming that the Approvals referred to in Section 5.3(a) are duly obtained or made, with or without notice, lapse of time or both, a material breach or violation of any Law to which Parent or Merger Sub is subject or (iii) with or without notice, lapse of time or both, a breach or violation of, a termination, cancellation or modification (or provide a right of termination, cancellation or modification) or default under, the payment of additional fees, the creation, change or acceleration of any rights or obligations under, any requirement to provide notice to, or require consent or approval from, the other party thereto, or the creation of a Lien on any of the assets of Parent or Merger Sub, in each case, pursuant to any agreement, lease, license, contract, settlement, consent, note, mortgage, indenture, arrangement or other obligation or understanding binding upon Parent or any of its Subsidiaries, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, be reasonably likely to prohibit the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.

Section 5.4 Available Funds.

(a) As of the Closing Date, Parent will have sufficient cash available to pay all amounts to be paid by Parent in connection with this Agreement, including the payment of (i) the aggregate Per Share Merger Consideration, (ii) the aggregate payoff amount of the 2014 Bank of America Term Loan, the 2015 Bank of America Term Loan, the 2017 Bank of America Term Loan and the Bank of America Credit Agreement as indicated in the pay-off letters referenced in Section 6.10 and (iii) any fees or expenses in connection with the Merger or the financing thereof. Parent’s and Merger Sub’s obligations hereunder are not subject to a condition regarding Parent’s or Merger Sub’s obtaining of funds to consummate the transactions contemplated by this Agreement

(the “Required Payments”). As of the date hereof, assuming the accuracy of the representations and warranties set forth in Article IV and the satisfaction of the conditions precedent to Merger Sub’s obligations to effect the Closing hereunder, Parent has cash available together with commitments for financing that will be sufficient for Parent to pay in full the Required Payments. “Financing Sources” shall mean the entities that have directly or indirectly committed to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Debt Financing in connection with the transactions contemplated hereby and their respective Affiliates and their respective Affiliates’ directors, officers, employees, agents and representatives and their respective successors and assigns including the parties to any joinder agreements to any financing commitments or credit agreements relating thereto.

Section 5.5 Litigation. There are no Actions pending or, to the knowledge of the Company, threatened against or affecting Parent or Merger Sub or any of their respective properties or assets or any officer, director or employee of Parent or Merger Sub in such capacity before any Governmental Entity, which would, individually or in the aggregate, be reasonably likely to prohibit, prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement. Neither Parent nor Merger Sub nor any of their respective assets, rights or properties is a party to or subject to any Judgment of any Governmental Entity which would, individually or in the aggregate, be reasonably likely to prohibit, prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement.

Section 5.6 Merger Sub. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or, pursuant to Section 9.13, an Affiliate of Parent. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Merger and the other transactions contemplated by this Agreement, including the Debt Financing.

Section 5.7 Information Supplied. None of the information supplied or to be supplied by Parent, Merger Sub or HoldCo for inclusion in the Proxy Statement will, at the time such document is first mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Parent, Merger Sub and HoldCo make no representation or warranty with respect to any information supplied by any other Person which is contained or incorporated by reference in the Proxy Statement.

Section 5.8 Brokers and Finders. Neither Parent nor Merger Sub nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement, which brokerage fees, commissions or finders’ fees would be payable by the Company or any of its Subsidiaries.

Section 5.9 Solvency. Assuming that the most recent financial statements included in a Quarterly Report on Form 10-Q or an Annual Report on Form 10-K filed by the Company with the SEC present fairly in all material respects the consolidated financial condition of the Company and its consolidated Subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and its consolidated Subsidiaries for the periods covered thereby, then at and immediately following the Effective Time and after giving effect to all of the transactions contemplated by this Agreement, including the funding of any Debt Financing, Parent, the Surviving Corporation and each Subsidiary of the Surviving Corporation will be, on a consolidated basis, Solvent. Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors. For purposes of this Agreement, “Solvent” shall mean, when used with respect to a Person, that, as of any date of determination, (a) the amount of the “present fair saleable value” of the assets of such Person exceeds the amount that will be required to pay such Person’s probable liability on its existing “debts,” contingent or otherwise, as they become absolute and mature, taking into account the timing and amounts of cash to be received and to become payable; (b) the assets of such Person as a “fair valuation” exceeds its “debts” (including contingent liabilities); (c) to the extent that such Person is the Surviving Corporation, the excess of the “fair value” of the assets of such Person over its “liabilities” (including contingent and other liabilities) exceeds such Person’s capital; (d) such Person will not have an unreasonably small amount of assets or capital for the operation of the businesses in which it is engaged or intends to engage; and (e) such Person will be able to pay its liabilities, including contingent and other liabilities, as they become absolute and mature, taking into account the timing and amounts of cash to be received and to become payable. For purposes of this definition, (x) the quoted terms shall be defined as generally determined in accordance with applicable Laws governing determination of the insolvency of debtors and (y) “not have an unreasonably small amount of assets or capital for the operation of the businesses in which it is engaged or intends to engage” and “able to pay its liabilities, including contingent and other liabilities, as they become absolute and mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations (including contingent and other liabilities) as they become due in the ordinary course.

Section 5.10 Ownership of Shares.

(a) Prior to the meeting at which the board of directors of the Company took the Board Actions, neither Parent nor Merger Sub was an “interested stockholder” as defined in Section 203 of the DGCL.

(b) Prior to the date of this Agreement, neither Parent nor Merger Sub has taken, or authorized or permitted any Representatives of Parent or Merger Sub to take, any action that would cause either Parent or Merger Sub to be deemed an “interested stockholder” as defined in Section 203 of the DGCL.

ARTICLE VI

COVENANTS

Section 6.1 Reasonable Best Efforts to Complete. Upon the terms and subject to the conditions set forth in this Agreement, including Section 6.5, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and make all necessary registrations, declarations and filings with Governmental Entities, that are necessary to consummate the Merger. In furtherance thereof, the Company shall, if requested, use commercially reasonable efforts to obtain all necessary or appropriate consents, waivers and approvals under any Material Contracts to which the Company or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby so as to maintain and preserve the benefits under such Material Contracts following the consummation of the transactions contemplated by this Agreement. In addition to the foregoing, neither Parent, Merger Sub nor HoldCo, on the one hand, nor, except for actions taken in accordance with Section 6.3, the Company, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement. Notwithstanding anything to the contrary herein, the Company shall not be required prior to the Effective Time to pay any consent or other similar fee, or other similar payment or other consideration (including increased rent or other similar payments) to obtain the consent, waiver or approval of any Person under any Contract.

Section 6.2 Interim Operations.

(a) Except as required by applicable Law or as contemplated by this Agreement, the Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time, the business of it and its Subsidiaries shall be conducted in all material respects in the ordinary and usual course and it and its Subsidiaries shall use their respective commercially reasonable efforts to preserve the material components of their business organizations intact and maintain existing relations with Governmental Entities, material customers, material suppliers, licensors, licensees, distributors, creditors and lessors, key employees and business associates and keep available the services of its and its Subsidiaries’ present officers and key employees; provided, however, that the Company and its Subsidiaries shall be under no obligation to and shall not, without Parent’s prior written consent (which will not be unreasonably withheld, conditioned or delayed), put in place any new retention programs or include additional personnel in any existing retention programs except as otherwise permitted by this Section 6.2. Without limiting the generality of the immediately preceding sentence, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) required by the terms of any Material Contract set forth on Section 4.10 of the Company Disclosure Schedule, (C) with the prior written consent of Parent (which will not be unreasonably withheld, conditioned or delayed) or (D) as set forth in Section 6.2 of the Company Disclosure Schedule, the Company will not and will not permit its Subsidiaries to:

(i) adopt or propose any change or amendment (whether by merger, consolidation or otherwise) to its certificate of incorporation or by-laws or other applicable governing instruments of the Company and its Subsidiaries;

(ii) merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions solely among wholly owned Subsidiaries of the Company not in violation of any instrument binding on the Company or any of its Subsidiaries and that would not reasonably be expected to result in a material increase in the net Tax liability of the Company and its Subsidiaries, taken as a whole;

(iii) acquire, directly or indirectly, whether by purchase, merger, consolidation or acquisition of stock or assets or otherwise, any assets, securities, properties, interests, or businesses or make any investment (whether by purchase of stock or securities, contributions to capital, loans to, or property transfers), in each case, other than (A) acquisitions of raw materials, supplies, equipment, inventory, third party Software and capital in the ordinary course of business consistent with past practice (it being understood and agreed that the acquisition of all or substantially all of the assets of any Person is not in the ordinary course of business) or (B) acquisitions with a value or purchase price (including the value of assumed liabilities) not in excess of $750,000 in any transaction or related series of transactions or $1,500,000 in the aggregate, or as required by the terms of Contracts as in effect as of the date of this Agreement that are listed in Section 6.2(a)(iii) of the Company Disclosure Schedule;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any (A) shares of capital stock of the Company or any of its Subsidiaries (other than (1) the issuance, sale, pledge, disposition, grant, transfer, lease, license, guaranty or encumbrance of shares by any wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary or (2) the issuance or transfer of Shares pursuant to awards outstanding as of the date of this Agreement (other than the Company Performance Awards) under, and as required by the terms of the Stock Plans and the award agreements as in effect as of the date of this Agreement or under, and as required by the terms of the ESPP in accordance with Section 6.17), (B) securities convertible into or exercisable, exchangeable or redeemable for any shares of such capital stock, any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible, exercisable, exchangeable or redeemable securities or (C) any Voting Debt;

(v) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company) in excess of $375,000 in any transaction or series of related transactions or $750,000 in the aggregate other than loans or advances to employees of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practices;

(vi) replace, refinance or terminate (A) that certain term loan agreement, dated as of June 11, 2014 (the “2014 Bank of America Term Loan”) among the Company, the Lenders party thereto and Bank of America, National Association, as administrative agent (as such agreement may be further amended, amended and restated, supplemented, extended, refinanced, renewed, replaced or otherwise modified from time to time), (B) that certain term loan agreement, dated as of July 16, 2015 (the “2015 Bank of America Term Loan”) among the Company, the Lenders party thereto and Bank of America, National Association, as administrative agent (as such agreement may be further amended, amended and restated, supplemented, extended, refinanced, renewed, replaced or otherwise modified from time to time), (C) that certain term loan agreement, dated as of February 1, 2017 (the “2017 Bank of America Term Loan”) among the Company, the Lenders party thereto and Bank of America, National Association, as administrative agent (as such agreement may be further amended, amended and restated, supplemented, extended, refinanced, renewed, replaced or otherwise modified from time to time), and (D) that certain credit agreement, dated as of July 16, 2015 (the “Bank of America Credit Agreement”) among the Company, the Lenders party thereto and Bank of America, National Association, as administrative agent (as such agreement may be further amended, amended and restated, supplemented, extended, refinanced, renewed, replaced or otherwise modified from time to time);

(vii) declare, authorize, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any Subsidiary of the Company to the Company or to any wholly owned Subsidiary of the Company) or enter into any Contract with respect to the voting of its capital stock other than proxies or voting agreements solicited by the Company in order to obtain the Requisite Company Vote, other than the Voting Agreement;

(viii) adjust, reclassify, split, combine or subdivide, redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(ix) incur, alter, amend or modify any indebtedness or guarantee indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for the incurrence of indebtedness for borrowed money incurred in the ordinary course of business consistent with past practice not to exceed $750,000 in the aggregate and other than any such indebtedness between the Company and its Subsidiaries or among its Subsidiaries;

(x) make or authorize any capital expenditures materially in excess of the amount reflected in the Company’s annual capital expenditure budget attached to Section 6.2(a)(x) of the Company Disclosure Schedule;

(xi) make any material changes with respect to accounting policies or procedures, except as required by changes in applicable GAAP;

(xii) subject to Section 6.14, release, assign, compromise, discharge, waive, settle or satisfy any Action (including any Action relating to this Agreement or the Merger) or other rights, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) for an amount not covered by insurance in excess of $500,000 individually or $1,000,000 in the aggregate, in each case, exclusive of deductibles with respect to workers’ compensation claims, or providing for any relief other than monetary relief (except for confidentiality, non-disparagement, releases, agreements not to sue and other similar provisions in a settlement agreement);

(xiii) amend or modify, in any material respect, or terminate any Material Contract listed in Sections 4.10(a)(iii), (iv), (v), (vi), (vii) (other than clause (D) and except with respect to Company Leases and Franchise Agreements), (viii), (ix), (x) and (xi) of the Company Disclosure Schedule or enter into any Contract that would have been a Material Contract listed in Sections 4.10(a)(iii), (iv), (v), (vi), (vii) (other than clause (D) and except with respect to Company Leases and Franchise Agreements), (viii), (ix), (x) and

(xi) of the Company Disclosure Schedule had it been entered into prior to the execution of this Agreement, in each case other than in the ordinary course of business;

(xiv) amend or modify, in any material respect any Franchise Agreement or enter into any Contract that would have been a Franchise Agreement had it been entered into prior to the execution of this Agreement, in each case if such amendment, modification or new Franchise Agreement would be on terms materially more favorable to the franchisee than the form of franchise agreement or deviations therefrom provided to Parent prior to the date of this Agreement;

(xv) make any material Tax election, amend any Tax Return with respect to a material amount of Taxes, settle or finally resolve any controversy with respect to a material amount of Taxes or change any material method of Tax accounting;

(xvi) (A) with regard to Intellectual Property, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material Owned Company IP, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice; and (B) with regard to other assets, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, create or incur any Lien (other than Permitted Encumbrances) on or allow to lapse or expire or otherwise dispose of any material assets, licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries, except, with respect to the foregoing clause (B), (x) in connection with sales of Company products or dispositions of inventory in the ordinary course of business, (y) sales or other dispositions of obsolete assets or (z) sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $500,000 in any transaction or series of related transactions or $1,500,000 in the aggregate (inclusive of any sales or dispositions made pursuant to clauses (x) or (y) of this paragraph);

(xvii) terminate any executive officers (other than for cause) or hire any new employees unless such hiring is in the ordinary course of business consistent with past practice and is with respect to employees having an annual base salary not to exceed $300,000 for such employee;

(xviii) adopt, enter into, amend, terminate or extend any Collective Bargaining Agreement;

(xix) except as required pursuant to the terms of this Agreement, a Company Benefit Plan as in effect as of the date of this Agreement, or as otherwise required by applicable Law, (A) grant or provide any severance or termination payments or benefits to any director, executive officer, consultant or any employee of the Company or any of its Subsidiaries (each, a “Participant”) (having, in the case of any Participant who is an employee, an annual base salary that exceeds $300,000 for such employee), (B) increase the compensation, bonus or pension, welfare, severance, change-in-control or other benefits of, or pay any bonus to, any Participant, other than, in the case of employees having an annual base salary that does not exceed $300,000 for such employee, in the ordinary course of business consistent with past practice, (C) make any new equity awards to any Participant, (D) establish, adopt, amend or terminate any Company Benefit Plan or any plan, arrangement or agreement that would be a Company Benefit Plan if in effect on the date hereof (except as required by Law or for amendments that do not materially increase the costs to the Company and its Subsidiaries) or amend the terms of any outstanding equity-based awards, (E) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, to the extent not required by the terms of such Company Benefit Plan, (F) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or (G) forgive any loans to any Participant;

(xx) unless required by applicable Law, reclassify any independent contractor as an employee of the Company or any of its Subsidiaries who would have an annual base salary exceeding $300,000;

(xxi) fail to use commercially reasonable efforts to renew or maintain the Insurance Policies or comparable replacement policies, other than in the ordinary course of business consistent with past practice;

(xxii) enter into any new line of business not related to daily baked goods, made-to-order sandwiches and flatbreads, soups, salads, pasta dishes, custom roasted coffees and cafe beverages, and hand-crafted non-carbonated beverages;

(xxiii) adopt, enter into or effect any plan of complete or partial liquidation, dissolution, reorganization or restructuring;

(xxiv) take any action that would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement; or

(xxv) agree, authorize, propose, commit or announce an intention to do any of the foregoing.

(b) Nothing contained herein shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the Company’s operations prior to the Effective Time in violation of applicable Law. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its operations and shall not be required to obtain consent of Parent if it reasonably believes that doing so would violate applicable Law.

(c) Except as required by applicable Law or as contemplated by this Agreement, Parent, Merger Sub and Holdco covenant and agree that, after the date of this Agreement and prior to the Effective Time, each of Parent, Merger Sub and Holdco will not and will not permit its Subsidiaries to take any action that would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 6.3 Acquisition Proposals.

(a) No Solicitation or Negotiation. The Company agrees that, except as expressly permitted by this Section 6.3, neither it nor any of its Subsidiaries shall, directly or indirectly, nor shall it authorize or permit their respective Representatives directly or indirectly to:

(i) initiate, solicit, knowingly encourage, induce or assist any inquiries or the making, submission, announcement or consummation of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide or furnish any information or data relating to the Company or any of its Subsidiaries (other than to notify a Person of the provisions of this Section 6.3), or afford access to the business, properties, assets, books, records or personnel of the Company or any of its Subsidiaries to any Person (other than Parent, Merger Sub, or any of their respective Affiliates, designees or Representatives) that could reasonably be expected to initiate, solicit, encourage, induce or assist the making, submission or commencement of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

(iii) approve, recommend or enter into, any letter of intent or similar document, agreement or commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to an Acquisition Proposal (other than a confidentiality agreement contemplated by this Section 6.3); or

(iv) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

Notwithstanding anything in the foregoing to the contrary, prior to the time that, but not after, the Requisite Company Vote is obtained, the Company may (A) provide information (which may include non-public information) in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not more favorable to such other Person than those contained in the Confidentiality Agreement and which shall not prohibit the Company from complying with the terms of this

Section 6.3, and prior to or concurrently delivers to Parent any such information to the extent not previously provided to Parent and (B) engage or participate in any discussions or negotiations with any Person who has made an unsolicited bona fide written Acquisition Proposal, if and only to the extent that, prior to taking any action described in clauses (A) and (B) above, the board of directors of the Company has determined in good faith (after consultation with its outside financial advisors and outside legal counsel) that (x) failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and (y) based on the information then available, such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal.

(b) Definitions. For purposes of this Agreement:

“Acquisition Proposal” means (i) any proposal, indication of interest or offer relating to or that could reasonably be expected to lead to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction or series of related transactions involving the Company or any of its significant subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X under the Exchange Act) and (ii) any acquisition by any Person of, or proposal or offer, which if consummated would result in any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power or of any class of equity securities of the Company or those of any of its Subsidiaries, or the acquisition, purchase or disposition of the business or 15% or more of the consolidated assets (including equity securities of its Subsidiaries), revenues, net income or earnings of the Company and its Subsidiaries outside the ordinary course of business, in each case other than the transactions contemplated by this Agreement.

“Intervening Event” shall mean an event, development or change in circumstances material to the Company and its Subsidiaries taken as a whole becoming known to the Company’s board of directors after the date of this Agreement that relates to the Company (but does not relate to any Acquisition Proposal), which event, development or change in circumstance, or any consequences thereof, becomes known to the Company’s board of directors prior to the adoption of this Agreement by the Requisite Company Vote; provided, however, that in no event shall any change in, or event or condition generally affecting, the industry in which the Company operates that has not had or would not reasonably be expected to have a disproportionate effect on the Company constitute an Intervening Event.

“Superior Proposal” means a bona fide unsolicited written Acquisition Proposal that would result in any Person (or its stockholders) becoming the beneficial owner, directly or indirectly, of more than 80% of the assets (on a consolidated basis) of the Company and its Subsidiaries or more than 80% of the total voting power of the equity securities of the Company that the board of directors of the Company has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the Acquisition Proposal and the Person making the Acquisition Proposal (including any break-up fees, expense reimbursement provisions, the availability of financing, and any conditions to consummation relating to financing, regulatory approvals or other conditions beyond the control of the party having the right to invoke the condition), and other aspect of the Acquisition Proposal that the board of directors of the Company deems relevant (i) is more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement (after taking into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent pursuant to Section 6.3(c)) and (ii) is reasonably likely to be consummated.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, investment bankers, attorneys, accountants, consultants and other advisors or representatives.

(c) No Change of Recommendation; No Other Agreements. Neither the board of directors of the Company, nor any committee thereof shall:

(i) (A) fail to include the Company Recommendation in the Proxy Statement, (B) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation, (C) publicly approve, recommend or otherwise declare advisable any Acquisition Proposal or (D) publicly propose to do any of the foregoing (any action or omission described in this clause (i) being referred to as a “Change of Recommendation”); or

(ii) authorize, approve, recommend, declare advisable or permit (or publicly propose to authorize, approve, recommend, declare advisable or permit) the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or agreement relating to any Acquisition Proposal (other than this Agreement or a confidentiality agreement entered into in compliance with and subject to the limitations set forth in Section 6.3(a)) (an “Alternative Acquisition Agreement”).

Notwithstanding anything to the contrary set forth in this Agreement, prior to the Requisite Company Vote, the board of directors of the Company may make a Change of Recommendation (and, solely with respect to a Superior Proposal, terminate this Agreement pursuant to Section 8.3(b)) if and only if (A) the board of directors of the Company has determined in good faith (after consultation with its outside financial advisors and outside legal counsel) that the failure to effect a Change of Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and (B) the Company complies with the provisions of this Section 6.3(c), it being understood that the board of directors of the Company may make a Change of Recommendation only in response to (1) any Acquisition Proposal that constitutes a Superior Proposal or (2) an Intervening Event; provided, however, that no such action may be made pursuant to this Section 6.3(c) or Section 8.3(b) until after the fourth Business Day following Parent’s receipt of notice from the Company (as may be extended or renewed pursuant to this paragraph, the “Notice Period”) advising that management of the Company currently intends to recommend to its board of directors that it take such action and the basis therefor, including (i) in the case of any Acquisition Proposal all necessary information under Section 6.3(f) (which notice shall not constitute a Change of Recommendation) and (ii) in the case of an Intervening Event, a reasonably detailed description of the Intervening Event; provided, further, that (i) during the Notice Period, the Company shall and shall cause its Subsidiaries not to enter into any Alternative Acquisition Agreement, (ii) the Company shall negotiate, and shall direct its financial advisors and outside legal counsel to negotiate, with Parent in good faith during the Notice Period (to the extent Parent desires to negotiate) to enable Parent to propose revisions to the terms of this Agreement that obviate the need of the board of directors of the Company to make a Change of Recommendation or terminate this Agreement pursuant to Section 8.3(b), including in the case of a Superior Proposal, by such Superior Proposal no longer constituting a Superior Proposal, (iii) following the end of the Notice Period, the board of directors of the Company shall have considered in good faith any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent and shall have determined (after consultation with its outside financial advisors and outside legal counsel) that if such changes were to be given effect that failure to make a Change of Recommendation or terminate this Agreement pursuant to Section 8.3(b) would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and, in the case of clause (1) above, any such Superior Proposal would continue to constitute a Superior Proposal (or, in the case of a Change of Recommendation that is related to an Intervening Event, the failure to make such Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law) and (iv) in the event of modifications to the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of any Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in the first proviso of this paragraph and a new Notice Period under this paragraph shall commence, during which time the Company shall be required to comply with the requirements of this Section 6.3(c) anew with respect to such additional notice, including clauses (i) through (iv) of this proviso, provided, that any such additional Notice Period shall end after the third Business Day following Parent’s receipt of such notice from the Company. Notwithstanding the foregoing, to the extent that a notice is required under this Section 6.3(c) (in connection with a termination pursuant to Section 8.3(b)) relates to a Superior Proposal for which the requisite notice or additional notice has been given pursuant to this Section 6.3(c) (in connection with a Change of Recommendation), no new or additional notice or Notice Period will be required for such termination pursuant to Section 8.3(b).

(d) Certain Permitted Disclosure. Nothing contained in this Section 6.3 shall be deemed to prohibit the Company from complying with its disclosure obligations under United States federal or state Law with regard to an Acquisition Proposal; provided, however, that if such disclosure does not reaffirm the Company Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.4 (it being understood that any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act shall not be deemed to have the substantive effect of withdrawing or adversely modifying the Company Recommendation or otherwise deemed to violate the Company’s obligations under this Section 6.3(d)).

(e) Existing Discussions and Agreements. The Company agrees that it will, and will cause its Subsidiaries and its and their respective Representatives to, immediately cease and terminate any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal. The Company also agrees that (i) it will promptly request each Person that has executed a confidentiality agreement prior to the date of this Agreement in connection with such Person’s consideration of an Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person or its Representatives by or on behalf of the Company or any of its Subsidiaries, (ii) the Company and its Subsidiaries shall not release any party from, or terminate, waive, amend or modify any provision of, or grant permission under, any confidentiality or standstill provision in any agreement to which the Company or any of its Subsidiaries is a party; provided, however, that if the board of directors of the Company determines in good faith, after consultation with outside counsel, that it would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties under applicable Law not to do so, the Company may waive any standstill or similar provisions in such agreements to the extent necessary to permit a Person to make on a non-public basis to the board of directors of the Company, an Acquisition Proposal, conditioned upon such Person agreeing to disclosure of such Acquisition Proposal to Parent and Merger Sub, in each case as contemplated by and subject to compliance with this Section 6.3 and (iii) the Company shall, and shall cause its Subsidiaries to enforce, to the fullest extent permitted under applicable Law, the other provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or of any state having jurisdiction. Nothing contained in this Section 6.3(e) shall be deemed to prohibit the Company from disclosing any information to the extent necessary to comply with its fiduciary duties under applicable Law or any disclosure obligations under applicable U.S. federal or state Law with regard to an Acquisition Proposal.

(f) Notice. The Company agrees that it will promptly (and, in any event, within 24 hours) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiation are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto and, in no event later than 24 hours after receipt, copies of any additional or revised written requests, proposals or offers, including proposed agreements) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified. The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date hereof that prohibits the Company from providing any information to Parent in accordance with this Section 6.3(f). Without limiting the generality of the foregoing or Section 6.3(a), the Company shall notify Parent in advance of beginning to provide information to any Person relating to an Acquisition Proposal or beginning discussions or negotiations with any Person regarding an Acquisition Proposal.

(g) Any material violations of the restrictions set forth in this Section 6.3 by any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 6.3 by the Company.

Section 6.4 Proxy Statement; Stockholders Meeting.

(a) In accordance with the DGCL, the certificate of incorporation and the by-laws of the Company, the Exchange Act, and any applicable rules and regulations of NASDAQ, the Company, in consultation with Parent, shall call, give notice of, convene and hold a special meeting of stockholders of the Company (the “Stockholders Meeting”) as promptly as reasonably practicable following the date upon which the Proxy Statement is cleared by the SEC (with the record date and meeting date to be set by the board of directors of the Company after consultation with Parent regarding such dates) and shall as promptly as reasonably practicable following the date of this Agreement, for the purpose of obtaining the Requisite Company Vote, duly set a record date (such date to be at least 20 Business Days following the initiation of a broker search pursuant to Section 14a-13 of the Exchange Act). Subject to the terms of this Agreement, the board of directors of the Company shall recommend that the stockholders of the Company vote in favor of the adoption of this Agreement. The Company shall comply with the DGCL, the certificate of incorporation and by-laws of the Company, the Exchange Act, and the rules and regulations of NASDAQ in connection with the Stockholders Meeting, including preparing and delivering the Proxy Statement to the Company’s stockholders, as required pursuant to the Exchange Act and Section 6.4(b) below. Subject to the terms of this Agreement, the Company shall use its commercially reasonable efforts to solicit (or cause to be solicited) from its stockholders proxies constituting the Requisite Company Vote. The Company shall not change the date of, postpone or adjourn the Stockholders Meeting without the consent of Parent; provided, that, without Parent’s consent, the Company may adjourn or postpone the Stockholders Meeting no more than two times (i) to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders within a reasonable amount of time in advance of the Stockholders Meeting, (ii) to allow reasonable additional time to solicit from its stockholders proxies in favor of approval of the Merger and the adoption of this Agreement, (iii) if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Stockholders Meeting or to the extent that at such time the Company has not received proxies sufficient to allow the receipt of the Requisite Company Vote at the Stockholders Meeting or (iv) as required by applicable Law; provided, further, that the Stockholders Meeting shall not be postponed, recessed or adjourned pursuant to this proviso to a date that is more than 30 days after the date on which the Stockholders Meeting was originally scheduled without the prior written consent of Parent. Parent may cause the Company to postpone or adjourn the Stockholders Meeting by prior written notice to the Company once for a period of no longer than ten Business Days if Parent believes in good faith that additional time is required to solicit stockholder proxies in favor of approval of the Merger and the adoption of this Agreement.

(b) Promptly following the date of this Agreement or such later date to which Parent consents (such consent not to be unreasonably withheld, conditioned or delayed), the Company, with the assistance of Parent and HoldCo, shall prepare, and the Company shall file with the SEC, the preliminary Proxy Statement and any amendments or supplements thereto in form and substance reasonably satisfactory to each of the Company and Parent relating to the Merger and the transactions contemplated hereby. Subject to the terms of this Agreement, the Proxy Statement shall reflect the Company Recommendation and shall include a description of the other Board Actions. The Company shall also include in the Proxy Statement, and shall obtain all necessary consents of the Company’s financial advisor to permit the Company to include in the Proxy Statement, in its entirety, the fairness opinion described in Section 4.22, together with a summary thereof. Parent and HoldCo each shall cooperate with the Company in the preparation of the preliminary Proxy Statement and the definitive Proxy Statement and shall furnish to the Company the information relating to it and Merger Sub required by the Exchange Act. The Company shall use its commercially reasonable efforts, after consultation with Parent, to respond as promptly as practicable to any comments of the SEC and to cause the Proxy Statement in definitive form to be mailed to the Company’s stockholders at the earliest practicable time. Each of the Company, Parent, Merger Sub and HoldCo shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent that it shall have become false or misleading in any material respect. The Company agrees to take all steps necessary to cause the Proxy Statement as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as, and to the extent, required by applicable Law. The Company shall promptly provide Parent and its counsel with copies of any written comments, and shall inform them of any oral comments, that the Company or its counsel may receive from the SEC or its staff (including any request by the SEC or its staff for any amendments or supplements to the preliminary Proxy Statement or the definitive Proxy Statement), and the Company and Parent and HoldCo shall cooperate in filing with the SEC or its staff, and if required, the Company shall mail to its stockholders, as promptly as reasonably practicable, such amendment or supplement. Parent and its counsel shall be given a reasonable opportunity to review any written responses to such SEC comments and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Parent and its counsel.

Section 6.5 Filings; Other Actions; Notification.

(a) Cooperation. Subject to the terms and conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and make effective all of the other transactions contemplated by this Agreement, as soon as practicable after the date hereof, including preparing and filing, in consultation with the other parties and as promptly as advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement (including those set forth in Section 4.4 of the Company Disclosure Schedule). In furtherance of, and not in limitation of the foregoing, (i) each of Parent and the Company, as applicable, agree to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger as soon as practicable after the date hereof, and to use their reasonable best efforts to supply as soon as practicable any additional information and documentary material that may be reasonably requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.5 (which may include divestitures, which shall be the sole responsibility of Parent to accomplish, as practicable and subject to appropriate cooperation obligations under this Section 6.5) necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable (including by requesting early termination of the waiting period thereunder) and (ii) each of Parent and the Company agree, as applicable, to file as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, provided, however that in no event shall the Company or its Subsidiaries be required pursuant to this Section 6.5(a) to agree to or take any such actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Merger and the other transactions contemplated by this Agreement unless such actions are effective after or conditioned upon the Effective Time. Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided, that, subject to reasonable limitations limiting access to outside counsel, Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, any filing made with, or written materials submitted to or other communication with any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (and to receive a copy of all documents and information submitted to such Governmental Entity). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. In furtherance and not in limitation of the covenants of the parties contained in this Section 6.5, Parent shall take, and cause its Affiliates (which, for the avoidance of doubt, for purposes of this Section 6.5 shall include Affiliates of HoldCo) to take all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals under applicable Antitrust Law

(collectively, “Antitrust Clearances”), including accepting operational restrictions or limitations on, and committing to or effecting, by consent decree, hold separate orders, trust or otherwise, the sale, license, disposition or holding separate of, such assets or businesses of Parent, Merger Sub, the Company, the Surviving Corporation or any of their respective Affiliates (and the entry into agreements with, and submission to decrees, judgments, injunctions or orders of such Governmental Entity) as may be required to obtain such Antitrust Clearances or to avoid the entry of, or to effect the dissolution of or vacate or lift, any decrees, judgments, injunctions or orders under any Antitrust Laws that would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated by this Agreement, including the Merger.

(b) Antitrust Matters. Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 6.5, each of the Company and Parent agree to promptly provide to each and every federal, state or foreign Governmental Entity with jurisdiction over enforcement of under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign or supranational Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition (collectively, “Antitrust Laws”) non-privileged information and documents that are necessary, proper and advisable to permit the consummation of the transactions contemplated by this Agreement.

(c) Information. Subject to reasonable limitations limiting access to outside counsel, the Company and Parent and HoldCo each shall, upon request by the other, furnish the other promptly with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(d) Status. Subject to applicable Laws and as required by any Governmental Entity, and subject to reasonable restrictions limiting access to outside counsel, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices, correspondence, or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Neither the Company nor Parent shall permit any of its officers or any other Representatives or agents to participate in any meeting or engage in any substantive communication with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat. Each of the Company and Parent shall, to the extent practicable, give the other reasonable prior notice of any such meeting or communication and in the event one party is prohibited by Law or a Governmental Entity from participating in or attending any such meeting or engaging in any such communication, keep such party reasonably apprised with respect thereto.

Section 6.6 Access and Reports. Upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested; provided, that such access shall be conducted under the supervision of appropriate personnel of the Company and in such a manner so as not to interfere with the normal operation of the business of the Company; provided, further, that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein or otherwise limit or affect the remedies available to Parent; provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any Trade Secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure, (ii) to disclose any information to the extent it would cause a loss of privilege to the Company or any of its Subsidiaries or (iii) to violate applicable Law (it being agreed, with respect to clauses (i) and (ii), that the parties shall use their commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). All requests for information made pursuant to this Section 6.6 shall be directed to the executive officer or other Person designated by the Company. All information obtained pursuant to this Section 6.6 shall be governed by the terms of the Confidentiality Agreement.

Section 6.7 Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.8 Publicity; Communications. The initial press release regarding the Merger shall be a joint press release mutually agreed to by the Company and Parent. After the initial press release, each of the Company, Parent and Merger Sub agrees not to issue or cause publication of any public release or announcement concerning this Agreement or the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), except (a) as such party reasonably believes, after receiving the advice of outside counsel and after informing the other party to the extent permitted by applicable Law, is required by Law, by the rules of NASDAQ or by any listing agreement with or rules of any applicable national securities exchange, trading market or listing authority, in which case, such party shall endeavor, on a basis reasonable under the circumstances, to provide advanced notice to the other party and to provide a meaningful opportunity to the other party to review and comment upon such press release or other announcement or (b) a public statement is made in response to questions from the press, analysts, investors or those attending industry conferences and make internal announcements to employees so long as such statements are materially consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party). As promptly as practicable following the date of this Agreement and in compliance with applicable Laws, the Company shall consult with Parent with respect to the Company’s plan for communication to the Company’s employees, independent contractors, customers and suppliers about this Agreement and the transactions contemplated by this Agreement. Prior to making any written broad-based communications to the employees or independent contractors of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company or Parent (as applicable) shall provide the other party with a copy of the intended communication, such other party shall have a reasonable period of time to review and comment on the communication, and the party seeking to distribute any such communication shall give reasonable and good faith consideration to any comments made by the other party that are timely provided. Notwithstanding anything herein to the contrary, the Company need not consult with, or obtain the approval of Parent in connection with any press release, public statement or filing to be issued or made with respect to any Acquisition Proposal or Change of Recommendation.

Section 6.9 Financing Cooperation.

(a) Prior to the Closing, the Company and its Subsidiaries shall use their reasonable best efforts, and shall use their reasonable best efforts to cause the respective Representatives and Affiliates of the Company and its Subsidiaries to use their respective reasonable best efforts, to provide all customary cooperation, in each case, as reasonably requested by Parent in connection with the arrangement of any bank debt financing in connection with the transactions contemplated by this Agreement (such financing, the “Debt Financing”), including, without limitation (i) upon reasonable prior notice and at times and locations to be mutually agreed upon, making the Company’s senior officers and certain relevant Representatives available to participate in a reasonable number of meetings (including customary one-on-one meetings), presentations, due diligence sessions and drafting sessions with potential lenders and rating agencies, (ii) reasonably cooperating with the marketing efforts of Parent for all or any portion of the Debt Financing, including assisting Parent and Merger Sub with the preparation of customary materials for syndication documents and lender and investor presentations, including rating agency presentations, bank confidential information memoranda and similar documents required in connection with the Debt Financing including identifying any portion of the information that constitutes material, non-public information, (iii) using commercially reasonable efforts to cause its independent accountants to provide assistance and cooperation to Parent, including participating in accounting due diligence sessions and providing consent to Parent to use their audit reports relating to the Company, (iv) to the extent applicable, obtaining customary authorization and representation letters with respect to the bank confidential information memoranda relating to the Debt Financing (provided, that such customary authorization and representation letters (or the bank confidential information memoranda in which such letters are included) shall include language that exculpates the Company and its Subsidiaries and their respective directors and officers from any liability in connection with the unauthorized use by the recipients thereof of the information set forth in any such bank confidential information memoranda or similar memoranda or report distributed in connection therewith), (v) if reasonably requested by Parent, provide and, if applicable, execute documents relating to the repayment of the existing indebtedness of the Company and its Subsidiaries and the release of related Liens, including customary payoff letters and (to the extent required) evidence that notice of such repayment has been timely delivered to the holders of such indebtedness, (vi) providing to the Parent (to the extent available) customary financial and other pertinent information regarding the Company reasonably requested by Parent or the Financing Sources and using commercially reasonable efforts to update such information from time to time as necessary to ensure such information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading; provided that such information shall not include any information that the Company and its Subsidiaries do not produce in any ordinary course of business, (vii) reasonably assisting Parent in connection with the preparation of (but not executing, unless effective only at or following the Effective Time) definitive financing documents, including credit agreements, intercreditor agreements, pledge and security documents and certificates or other documents (including, obtaining surveys and title insurance and insurance certificates (including customary endorsements)) to the extent reasonably requested by Parent, in each case contemplated in connection with the Debt Financing, and otherwise reasonably facilitating the pledging of collateral, (viii) cooperating with the Financing Sources’ due diligence investigation to the extent customary and reasonable, (ix) furnishing Parent with all documentation and other information with respect to the Company and its Subsidiaries as shall have been reasonably requested in writing by Parent at least ten Business Days prior to the Closing Date that is required in connection with the Debt Financing by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, in each case no later than four Business Days prior to the Closing Date, and (x) providing customary information and assistance reasonably necessary to assist Parent and its counsel with obtaining the customary legal opinions required to be delivered in connection with any Debt Financing.

(b) Notwithstanding anything to the contrary herein, (A) such requested cooperation shall not unreasonably interfere in any material respect with the business or the ongoing operations of the Company and/or the its Subsidiaries, (B) nothing in this Section 6.9 shall (i) require cooperation to the extent that it would reasonably be expected to conflict with or violate any applicable Law or result in a breach of, or a default under, any Material Contract, (ii) require the Company or any of its Subsidiaries or any of its or their respective Representatives to breach, waive or amend any terms of this Agreement, (iii) cause any condition to the Closing set forth in Article VII to not be satisfied or (iv) cause the Company and/or its Subsidiaries to violate any obligation of confidentiality (not created in contemplation hereof) binding on the Company and/or its Subsidiaries (provided that in the event that the Company and/or its Subsidiaries do not provide information in reliance on the exclusion in this clause (iv), the Company and/or its Subsidiaries shall use commercially reasonable efforts to provide notice to Parent promptly upon obtaining knowledge that such information is being withheld (but solely if providing such notice would not violate such obligation of confidentiality)), (C) neither the Company nor any of the Company’s Subsidiaries shall be required to pay or incur any commitment or other similar fee or incur or assume any other actual or potential liability or obligation in connection with any Debt Financing (except the obligation to deliver the customary authorization and representation letter referenced in clause (iv)(B) above), in each case other than as are contingent upon the Closing or which are concurrently reimbursed by Parent,

(D) none of the directors of the Company or any Company Subsidiary, acting in such capacity, shall be required to authorize or adopt any resolutions approving the agreements, documents, instruments, actions and transactions contemplated in connection with the Debt Financing that would be effective prior to the Effective Time, (E) none of the Company, the Company’s Subsidiaries or their respective directors, officers or employees shall be required to execute, deliver or enter into, or perform any agreement, document or instrument (other than the customary authorization and representation letters contemplated above), including any definitive financing agreement, with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to the Effective Time, (F) none of the Company, any of its Subsidiaries or any of its or their respective Representatives shall be required, prior to Closing, to make any representation to Parent, any of its Affiliates, any lender, agent or lead arranger to any Debt Financing, or any other Person with respect to any action under this Section 6.9, as to the solvency of the Company, any of its Subsidiaries, or any of its or their respective Representatives, or to deliver or require to be delivered any solvency or similar certificate and (G) without limiting the obligations of the Company in Section 6.10, none of the Company, any of its Subsidiaries or any of its or their respective Representatives shall be required to seek any amendment, waiver, consent or other modification under any of the 2014 Bank of America Term Loan, the 2015 Bank of America Term Loan, the 2017 Bank of America Term Loan, the Bank of America Credit Agreement or that certain master installment payment agreement, dated as of September 15, 2015, among the Company, and PNC Equipment Finance, LLC (as such agreement may be further amended, amended and restated, supplemented, extended, refinanced, renewed, replaced or otherwise modified from time to time), to the extent permitted by Section 6.2. Nothing hereunder shall require any employee, officer, director or Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action that would result in personal liability to such employee, officer, director or Representative. The Company shall file all reports on Form 10-Q and Form 8-K, to the extent required to include financial information pursuant to Item 9.01 thereof, in each case, required to be filed with the SEC pursuant to the Exchange Act prior to the Closing Date in accordance with the time periods required by the Exchange Act.

(c) Notwithstanding anything to the contrary herein, any breach by the Company or its Subsidiaries of their obligations under this Section 6.9 shall not constitute a breach of this Agreement or a breach for purposes of Article VIII or a breach of the condition precedent set forth in Section 7.2(b) hereof.

(d) Parent shall (A) promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket fees and expenses (including reasonable and documented out-of-pocket auditor’s and attorneys’ fees and expenses) of the Company and its Subsidiaries and all reasonable and documented out-of-pocket fees and expenses (including reasonable and documented out-of-pocket auditor’s and attorneys’ fees and expenses) of their Representatives incurred in connection with the requested cooperation set forth in this Section 6.9 and (B) except as a result of gross negligence, fraud or willful misconduct by the Company, its Subsidiaries, its Affiliates or its or their Representatives, or arising from historical financial information furnished in writing by or on behalf of the Company and/or its Subsidiaries (including financial statements and audits thereof) indemnify, defend and hold harmless the Company, its Subsidiaries, its Affiliates and its and their respective Representatives against any claim, loss, damage, injury, liability, Judgment, award, penalty, fine, Tax, cost (including cost of investigation), expense (including reasonable fees and expenses of counsel) or settlement payment, of any kind, incurred, imposed on, sustained, suffered by or asserted against, any of them, directly or indirectly relating to, arising out of or resulting from the Debt Financing, the performance by the Company, its Subsidiaries, its Affiliates and its and their respective Representatives of any obligations set forth in this Section 6.9 and any information utilized in connection therewith (including any claim by or with respect to the Financing Sources, prospective lenders, agents and arrangers and ratings agencies) and such Representatives shall be third party beneficiaries of this Section 6.9(a).

(e) The Company hereby consents to use of its and its Subsidiaries logos on customary marketing materials in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or their respective logos.

Section 6.10 Payoff Letter. On or prior to the Closing, the Company shall use reasonable best efforts to cause the agent under each of the 2014 Bank of America Term Loan, the 2015 Bank of America Term Loan, the 2017 Bank of America Term Loan, and the Bank of America Credit Agreement copy of an executed payoff letter (each a “Payoff Letter”) with respect to each of the 2014 Bank of America Term Loan, the 2015 Bank of America Term Loan, the 2017 Bank of America Term Loan, and the Bank of America Credit Agreement, in customary form, each Payoff Letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations then due and payable under each of the 2014 Bank of America Term Loan, the 2015 Bank of America Term Loan, the 2017 Bank of America Term Loan and the Bank of America Credit Agreement as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”) , (ii) state that upon receipt of the Payoff Amount under such Payoff Letter, the 2014 Bank of America Term Loan, the 2015 Bank of America Term Loan, the 2017 Bank of America Term Loan, and the Bank of America Credit Agreement and all related loan documents shall be terminated, as applicable and (iii) provide that all Liens and all guarantees in connection therewith relating to the assets and properties of the Company or any of its Subsidiaries securing such obligations shall be, released and terminated upon the payment of the Payoff Amount; provided that any such Payoff Letter shall be contingent upon the occurrence of the Closing, unless otherwise agreed by the Company. The Surviving Corporation shall repay any outstanding amount of indebtedness of the Company and its Subsidiaries pursuant to the 2014 Bank of America Term Loan, the 2015 Bank of America Term Loan, the 2017 Bank of America Term Loan and the Bank of America Credit Agreement, by wire transfer of immediately available funds as provided for in such Payoff Letter, as applicable.

Section 6.11 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense. The parties agree that the Surviving Corporation shall not bear any costs or expenses incurred by any shareholder of the Company. Following the Merger, the Surviving Corporation shall pay all charges and expenses incurred after the Effective Time in connection with the transactions contemplated in Article III.

Section 6.12 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will (including by Parent providing sufficient funds to the Surviving Corporation or the applicable Subsidiary) indemnify and hold harmless (i) each present and former director and officer of the Company or any of its Subsidiaries and (ii) each Person who is or was previously serving as a fiduciary of any Company Benefit Plan or any benefit plan of any of the Company Subsidiaries, in each case determined as of the Effective Time (collectively, the “Indemnified Parties”), from and against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement (including all interest, assessments and other charges) or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or the applicable Subsidiary of the Company would have been permitted under Delaware law and under its certificate of incorporation or by-laws or other governing documents in effect on the date of this Agreement to indemnify such Person (and Parent or the Surviving Corporation shall also advance fees, costs and expenses (including attorneys’ fees and disbursements) as incurred to the fullest extent permitted under applicable Law, provided, that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and nonappealable judicial determination that such Person is not entitled to indemnification hereunder or thereunder).

(b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.12, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party.

(c) For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of directors, officers, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement. From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor and comply with their respective obligations under any indemnification agreement with any Indemnified Party in effect as of (and disclosed to Parent prior to) the date hereof, and not amend, repeal or otherwise modify any such agreement in any manner that would adversely affect any right of any Indemnified Party thereunder.

(d) Prior to the Effective Time, the Company shall, and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay for “tail” insurance policies (providing only for the Side A coverage for Indemnified Parties where the existing policies also include Side B coverage for the Company) with a claims period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage no less favorable in any material respect to the Indemnified Parties than the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage no less favorable in any material respect to the Indemnified Parties than that provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable to the Indemnified Parties as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and, provided, further that if the annual premia of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.12.

(f) The provisions of this Section 6.12 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs. This Section 6.12 may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected Indemnified Party.

(g) The rights of the Indemnified Parties under this Section 6.12 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or by-laws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

Section 6.13 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its board of directors shall grant all such approvals and take all such actions as are necessary or advisable so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute, regulation or provision in the Company’s certificate of incorporation or by-laws on such transactions.

Section 6.14 Stockholder Litigation. The Company shall give Parent the opportunity to consult with the Company prior to the Effective Time and keep Parent reasonably apprised on a prompt basis with respect to the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement. No such settlement shall be agreed to without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

Section 6.15 Notification. During the period commencing on the date hereof and terminating upon the earlier to occur of the Effective Time and the termination of this Agreement pursuant to and in accordance with Article VIII, each of the Company and Parent shall promptly notify the other party in writing of (a) any notice or other communication received by such party from any Governmental Entity in connection with this Agreement, the Merger or the transactions contemplated hereby, or from any Person alleging that the consent of such Person is or may be required under a Material Contract or otherwise (unless alleged under a Contract that is not material) in connection with the Merger or the transactions contemplated hereby, (b) any Actions commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement, the Merger or the transactions contemplated hereby or (c) any fact, event or circumstance that (i) in the case of the Company, individually or taken together with all other facts, events and circumstances, has had or would reasonably be expected to have a Material Adverse Effect, (ii) has materially impaired, or would reasonably be expected to materially impair the ability of such party (or, in the case of Parent, Merger Sub) to consummate the Merger and the other transactions contemplated hereby or (iii) would cause, or would reasonably be expected to cause, the failure of any condition precedent to the Company’s or Parent and Merger Sub’s obligations to consummate the Merger under this Agreement, in each case within three Business Days of an executive officer of such party becoming aware of the occurrence of such fact, event or circumstance. Each such notification shall include a certification of an officer of the Company, Parent or Merger Sub, as applicable, that such notification is being delivered in accordance with this Section 6.15. No such notification shall be deemed to supplement or amend the Company Disclosure Schedule for the purpose of (i) determining the accuracy of any of the representations and warranties made by the parties in this Agreement or (ii) determining whether any of the conditions set forth in Article VII have been satisfied. Delivery of notification pursuant to this Section 6.15 shall not limit or otherwise affect the remedies available hereunder to any party receiving such notice.

Section 6.16 Section 16 Matters. Prior to the Effective Time, the Company may approve, in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act, any dispositions of equity securities of the Company (including derivative securities with respect to equity securities of the Company) resulting from the transactions contemplated by this Agreement by each officer or director of the Company who is subject to Section 16 of the Exchange Act with respect to equity securities of the Company.

Section 6.17 ESPP. Prior to the Effective Time, the Company shall take all actions necessary or required under the Company’s Employee Stock Purchase Plan (the “ESPP”) and applicable Law to, contingent on the Effective Time, (a) ensure that no offering period shall be authorized or commenced on or after the date of this Agreement and (b) if the Closing shall occur prior to the end of the offering period under the ESPP in existence on the date of this Agreement, cause the rights of participants in the ESPP with respect to any such offering period then underway under the ESPP to be determined by treating the last business day prior to the Effective Time (or such earlier date as may be determined by the Company in order to properly effectuate the consummation of the transactions contemplated under this Agreement) as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP. The Company shall terminate the ESPP in its entirety effective as of the Effective Time. Prior to the Effective Time, the Company shall take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect to the transactions contemplated by this Section 6.17.

Section 6.18 Employee Benefits.

(a) During the one (1) year period following the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to provide each employee of the Company and any Subsidiary who continues to be employed by the Surviving Corporation or any Subsidiary thereof (the “Continuing Employees”) with compensation (including, as applicable, base salary, bonus plans (based on bonus opportunity rather than actual bonus payments), severance benefits, other employee benefits, health and welfare benefits and benefits under any plan intended to be qualified within the meaning of section 401(a) of the Code (“401(k) Plan”)) that are at least substantially comparable in the aggregate to that provided to such Continuing Employee immediately prior to the Effective Time.

(b) Nothing in this Section 6.18 shall (i) create any right in any Continuing Employee to continued employment by Parent, the Surviving Corporation, or any Subsidiary thereof or (ii) require Parent, the Surviving Corporation, or any Subsidiary thereof to continue any Company Benefit Plan or prevent the amendment, modification or termination of any Company Benefit Plan after the Effective Time. Nothing in this Section 6.18 or elsewhere in this Agreement shall be construed to create a right in any employee to employment with Parent, the Surviving Corporation or any other Subsidiary of the Surviving Corporation and the employment of each Continuing Employee shall be “at will” employment, subject to the terms and conditions of employment agreements, severance plans and change of control plans, in each case, unless otherwise required by applicable Law.

(c) To the extent that service is relevant for eligibility, benefit accrual, vesting or allowances (including paid time off) under any severance, health or welfare benefit plan, 401(k) Plan or other benefit plan of Parent and/or the Surviving Corporation or any of their respective Subsidiaries, then Parent shall ensure that any such plan shall, for purposes of eligibility, benefit accrual, vesting and allowances (including paid time off), credit Continuing Employees for service with the Company or any of its Subsidiaries prior to the Effective Time to the same extent that such service was recognized prior to the Effective Time under the corresponding plan; provided, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits; provided, further, that the foregoing shall not apply for benefit accrual purposes or eligibility under any defined benefit pension plan or retiree medical plan.

(d) With respect to each health or welfare benefit plan of Parent and/or the Surviving Corporation or any of their respective Subsidiaries made available to Continuing Employees in the plan year in which the Effective Time occurs, Parent, the Surviving Corporation or such Subsidiary shall cause there to be waived any pre-existing condition or eligibility limitations and give effect, in determining any deductibles and maximum out of pocket limitations, to claims incurred, amounts paid by, and amounts reimbursed to, Continuing Employees under similar plans maintained by the Company and its Subsidiaries immediately prior to the Effective Time.

(e) Parent shall, and shall cause its Subsidiaries (including the Surviving Corporation) to, honor, in accordance with its terms (including any provisions regarding the termination and amendment of such plans), each Company Benefit Plan and all obligations thereunder, including any rights or benefits arising as a result of the transactions contemplated hereby (either alone or in combination with any other event, including termination of employment). Parent hereby agrees and acknowledges that the consummation of the Merger constitutes a change of control, change in control or similar event, as the case may be, to the extent applicable under any plan, agreement or arrangement set forth in Section 4.8(a) of the Company Disclosure Schedule.

(f) With respect to the annual bonus for which any employee of the Company or any of its Subsidiaries is eligible under any of the Company’s or any of its Subsidiary’s annual incentive plans with respect to any year, if any, prior to the Effective Time, the Company or such Subsidiary, as applicable, shall administer each such plan (including the payment of all amounts owed thereunder at the ordinary time) in accordance with its terms consistent with past practices in the ordinary course of business.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Shareholder Approvals. The Requisite Company Vote shall have been obtained in accordance with applicable Law and the certificate of incorporation and by-laws of the Company.

(b) No Injunctions or Restraints, Illegality. (i) No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”) and (ii) no Governmental Entity shall have instituted any Action (which remains pending at what would otherwise be the Closing Date) before any United States court or other Governmental Entity of competent jurisdiction seeking to restrain, enjoin or otherwise prohibit consummation of the Merger and the other transactions contemplated by this Agreement.

(c) Regulatory Authorizations. The waiting period applicable to the consummation of the Merger under the HSR Act shall not have expired or been earlier terminated.

Section 7.2 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Accuracy of Representations:

(i) Each of the representations and warranties of the Company contained in the first two sentences and the fourth sentence of Section 4.2(a) (Capital Structure) and Section 4.6(a) (Material Adverse Effect) shall be true and correct in all respects (other than in immaterial respects in the case of the first two sentences and the fourth sentence of Section 4.2(a)) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true, complete and correct as of such specific date);

(ii) Each of the representations and warranties of the Company contained in the rest of Section 4.2(a) (Capital Structure), Section 4.3 (Corporate Authority and Approval), Section 4.21 (Takeover Statutes; Other Restrictions) and Section 4.23 (Brokers and Finders) (in each case, disregarding all qualifications and exceptions contained therein regarding materiality or a Material Adverse Effect or any similar standard or qualification) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true, complete and correct as of such specific date); and

(iii) Each of the representations and warranties of the Company contained in this Agreement other than those specified in the foregoing clauses (i) and (ii) (disregarding all qualifications and exceptions contained therein regarding materiality or a Material Adverse Effect or any similar standard or qualification), shall be true and correct, except where the failure of any such representation or warranty to be so true and correct would not, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect, as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true, complete and correct as of such specific date).

(b) Performance of Covenants. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effect that, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect.

(d) Certificate. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b), and Section 7.2(c) have been satisfied.

Section 7.3 Additional Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Accuracy of Representations. Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement (disregarding all qualifications and exceptions contained therein regarding materiality or a material adverse effect or any similar standard or qualification), shall be true and correct, except where the failure of any such representation or warranty to be so true and correct would not prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement, as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true, complete and correct as of such specific date).

(b) Performance of Covenants. Each of Parent, Merger Sub and HoldCo shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Certificate. The Company shall have received a certificate executed by a senior executive officer of Parent confirming that the conditions set forth in Sections 7.3(a) and 7.3(b) have been duly satisfied.

ARTICLE VIII

TERMINATION

Section 8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, by mutual written consent of the Company and Parent by action of their respective boards of directors.

Section 8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if:

(a) the Merger shall not have been consummated by October 4, 2017 (such date, including any permitted extensions thereof, the “Termination Date”);

(b) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; or

(c) in the event that the Stockholders Meeting (including any adjournments or postponements thereof, subject to Section 6.4(a)) shall have been held and been concluded and the Requisite Company Vote shall not have been obtained;

provided, that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have primarily contributed to the occurrence of the failure of such condition to the consummation of the Merger.

Section 8.3 Termination by the Company. This Agreement may be terminated by the Company and the Merger may be abandoned:

(a) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent, Merger Sub or HoldCo contained in this Agreement or any such representation and warranty shall have become untrue after the date of this Agreement, in each case, such that the conditions set forth in Sections 7.3(a) or 7.3(b) would not be satisfied, and such breach or condition is not curable or, if curable, is not cured within the earlier of (x) 30 days after written notice thereof is given by the Company to Parent and (y) the third Business Day prior to the Termination Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(a) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement; or

(b) provided that the Company is not in material breach of Section 6.3(a) or Section 6.3(c), in order to accept a Superior Proposal and enter into an Alternative Acquisition Agreement related to a Superior Proposal, if at such time the Company, prior to or concurrently with such termination, pays to Parent in immediately available funds the Termination Fee required to be paid pursuant to Section 8.5(b)(ii).

Section 8.4 Termination by Parent. This Agreement may be terminated by Parent and the Merger may be abandoned if:

(a) the board of directors of the Company shall have made a Change of Recommendation or the Company shall have materially breached any of its obligations under Section 6.3(a);

(b) at any time following receipt or public announcement of an Acquisition Proposal, the Company’s board of directors shall have failed to reaffirm the Company Recommendation within five Business Days after receipt of any reasonable written request to do so from Parent; or

(c) prior to the Closing Date, there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement or any such representation and warranty shall have become untrue after the date of this Agreement, in each case, such that the conditions set forth in Section 7.1 or Section 7.2(d) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (x) 30 days after written notice thereof is given by the Company to Parent and (y) the third Business Day prior to the Termination Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(c) if Parent, Merger Sub or HoldCo is then in material breach of any of its covenants or agreements contained in this Agreement.

Section 8.5 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve any party hereto of any liability or damages (which the parties acknowledge and agree, in the case of liabilities or damages payable by Parent, Merger Sub or HoldCo would include the benefits of the transaction contemplated by this Agreement lost by the holders of the Shares, the Company Options, Company SARs, Company Restricted Shares and Company Performance Awards, which shall be deemed to be damages of the Company) resulting from any fraud or Willful Breach of this Agreement and (ii) the provisions set forth in Section 6.9(c) (Financing - Indemnification), Section 6.11 (Expenses), this Section 8.5, Article IX and the Confidentiality Agreement shall survive the termination of this Agreement. For purposes of this Agreement, “Willful Breach” shall mean a material breach of, or failure to perform any of the covenants or other agreements contained in, this Agreement, that is a consequence of an act or failure to act by the breaching or non-performing Person with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such Person’s act or failure to act would, or would be reasonably expected to, result in or constitute a breach of or failure of performance under this Agreement.

(b) In the event that this Agreement is terminated:

(i) By Parent or the Company pursuant to Section 8.2(a) (Termination Date) and in connection therewith:

(A) an Acquisition Proposal shall have been publicly disclosed after the date hereof and not expressly withdrawn in good faith prior to the Termination Date; and

(B) within 12 months after termination of this Agreement, the Company or any of its Subsidiaries enters into a definitive agreement with respect to any Acquisition Proposal or consummates a transaction contemplated by any Acquisition Proposal (provided, that for purposes of this clause (B), the references to “15%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”) (any such agreement or consummation, an “Acquisition Event”), then the Company shall pay to Parent the Termination Fee within two Business Days of consummation of such Acquisition Event;

(ii) by the Company pursuant to Section 8.3(b) (Alternative Acquisition Agreement), then the Company shall pay to Parent the Termination Fee prior to or concurrently with such termination; or

(iii) by Parent pursuant to Section 8.4 (Change of Recommendation; Company Recommendation) (other than Section 8.4(c)) (any termination contemplated by clauses (i), (ii) or (iii) above shall be a termination fee trigger), then the Company shall pay to Parent the Termination Fee within two Business Days of such termination.

For purposes of this Agreement, “Termination Fee” shall mean $215,000,000. No Acquisition Proposal made by a Person shall be deemed to have been “expressly withdrawn,” in the event that the Company later agrees within the 12-month period specified in Section 8.5(b)(i)(B) to or consummates an Acquisition Event with such Person or an Affiliate thereof. Notwithstanding anything to the contrary in this Agreement, (x) in no event shall the Company be required to pay the Termination Fee on more than one occasion and (y) the parties agree that the payment of the Termination Fee shall be the sole and exclusive remedy available to Parent and Merger Sub with respect to this Agreement in the event any such payment becomes due and payable and is paid, and, upon payment of the Termination Fee, the Company (and the Company’s Affiliates and its and their respective directors, officers, employees, stockholders and Representatives) shall have no further liability to Parent and Merger Sub under this Agreement; provided, however, that in the event that a Termination Fee becomes due and is paid pursuant to this Section 8.5(b), Parent shall have the right to refund such Termination Fee in its entirety within five Business Days after the payment of the Termination Fee by the Company, and if Parent does so refund the Termination Fee in its entirety to the Company within such five Business Day period, the Company shall not be relieved or released from any liabilities or damages arising out of its Willful Breach of Section 6.3 of this Agreement and Parent and Merger Sub shall be entitled to all remedies available as contemplated by Section 8.5(a). If Parent fails to exercise its right to refund the Termination Fee in accordance with the proviso set forth in the previous sentence, Parent shall be deemed to have irrevocably waived any and all rights and remedies set forth in Section 8.5(a) and the Company and its Representatives shall have no further liability to Parent and Merger Sub under this Agreement.

(c) The parties acknowledge that the agreements contained in Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to promptly pay the Termination Fee and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a Judgment against the Company for the Termination Fee (or a portion thereof), the Company shall pay Parent its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate published in the Money Rates section of The Wall Street Journal in effect on the date such payment was required to be made. All payments under Section 8.5(b) shall be made promptly by wire transfer of immediately available funds to an account designated in writing by the party receiving such payment.

ARTICLE IX

MISCELLANEOUS AND GENERAL

Section 9.1 Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement shall survive the Effective Time, except for (i) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (ii) this Article IX.

Section 9.2 Modification or Amendment. This Agreement may be amended by the parties hereto by written agreement executed and delivered by each of the parties hereto at any time before or after the Requisite Company Vote is obtained; provided, however, that after the Requisite Company Vote has been obtained, there shall not be made any amendment or modification to this Agreement that by Law requires the further approval of the stockholders of the Company without such further approval; provided, further, that notwithstanding anything to the contrary set forth herein, this Section 9.2, Section 9.5(b) and 9.5(c), Section 9.8, and Section 9.14(b) (and any related definitions to the extent a modification, waiver or termination of such definitions would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that is adverse in any material respect to the Financing Sources without the prior written consent of the Financing Sources, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 9.3 Waiver. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure or delay of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

Section 9.4 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by electronic communication, facsimile or otherwise) to the other parties.

Section 9.5 Governing Law and Venue; Waiver of Jury Trial; Specific Performance.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF. Each of the parties hereby irrevocably and unconditionally consents and submits itself to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court located in the State of Delaware) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in the Court of Chancery of the State of Delaware (or only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court located in the State of Delaware). The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) Without limiting the foregoing, each of the parties agrees that it will not bring or support any action, cause of action, claim, cross-claim, or third-party claim of any kind or description (whether at law, in equity, in contract, in tort or otherwise), against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to any financing commitment or the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, Borough of Manhattan or, if under applicable Law, exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York in the County of New York (and appellate courts thereof).

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING WITHOUT LIMITATION, IN CONNECTION WITH THE DEBT FINANCING UNDER ANY FINANCING COMMITMENT). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(d) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by any party in accordance with their specific terms or were otherwise breached by such party. It is accordingly agreed that, prior to the termination of this Agreement pursuant to ARTICLE VIII, the non-breaching parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other party and to enforce specifically the terms and provisions of this Agreement against the other party, this being in addition to any other remedy to which such party is entitled at law or in equity, and each party hereby waives any requirement for the posting of any bond or similar collateral in connection therewith. Prior to the termination of this Agreement pursuant to ARTICLE VIII, each party hereby agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

Section 9.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or electronic mail or overnight courier:

If to HoldCo, Parent or Merger Sub:

c/o JAB Holding Company LLC

1701 Pennsylvania Avenue NW, Suite 801

Washington, DC 20006

Attention: Joachim Creus

Facsimile: (202) 507-5601

Email: Joachim.Creus@jabse.eu

and

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square, New York, NY 10036

Attention: Paul T. Schnell

                 Sean C. Doyle

Fax: (212) 735-2000

Email: paul.schnell@skadden.com

           sean.doyle@skadden.com

If to the Company:

Panera Bread Company

63 Kendrick Street

Needham, MA 02492

Attention: Louis DiPietro

                 Senior Vice President, General Counsel and Secretary

Fax: (314) 984-4189

Email: louis.dipietro@panerabread.com

with a copy to

Sullivan & Cromwell LLP

125 Broad Street, New York, NY 10004

Attention: Francis J. Aquila

                 Audra D. Cohen

Fax: (212) 558-3588

Email: aquilaf@sullcrom.com

           cohena@sullcrom.com

or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon: actual receipt, if delivered personally; three Business Days after deposit in the mail, if sent by registered or certified mail on a priority basis; on the Business Day immediately following the transmission if sent by facsimile or electronic mail; or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

Section 9.7 Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Schedule, the Parent Disclosure Schedule and the letter agreement, dated March 26, 2017, between JAB Forest B.V. (an Affiliate of Parent) and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NONE OF PARENT, MERGER SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS

OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

Section 9.8 No Third Party Beneficiaries. Except as provided in Section 6.12 (Indemnification; Directors’ and Officers’ Insurance) and in Section 6.9(c) (Financing - Indemnification), Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein; provided, however, that the Financing Sources are hereby made express third-party beneficiaries of Section 9.2, Section 9.5, this Section 9.8 and Section 9.14. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.9 Obligations of Parent and of the Company. Whenever this Agreement requires Merger Sub or another Affiliate of Parent to take any action, Parent shall be liable for any failure of such Person to take such action. Whenever this Agreement requires any Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

Section 9.10 Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

Section 9.11 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other Governmental Entity declares that any term or provision of this Agreement is invalid, void or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 9.12 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Annex or Exhibit, such reference shall be to a Section of, Annex to or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this

Agreement as a whole and not to any particular provision of this Agreement. Terms defined in the singular shall also include the plural and vice versa. A reference in this Agreement to $ or dollars is to U.S. dollars.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 9.13 Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that (i) Parent may designate, by written notice to the Company, another of its Affiliates to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Affiliate, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Affiliate as of the date of such designation and (ii) Parent and Merger Sub may assign all or any of their respective rights and obligations hereunder to a lender as collateral, in each case after providing written notice thereof to the Company prior to such designation or assignment; provided, further, that any such designation or assignment shall not materially impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the stockholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is void.

Section 9.14 Non-Recourse.

(a) No past, present or future director, officer, employee, incorporator, member, partner, shareholder, agent, attorney, representative or affiliate of any party hereto or of any of their respective Affiliates (unless such Affiliate is expressly a party to this Agreement) shall have any liability (whether in contract or in tort) for any obligations or liabilities of such party arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated by this Agreement; provided, however, that nothing in this Section 9.14 shall limit any liability of the parties to this Agreement for breaches of the terms and conditions of this Agreement.

(b) Notwithstanding anything to the contrary contained herein, the Company agrees on behalf of itself and its Affiliates that none of the Financing Sources shall have any liability or obligation to the Company or any of their respective Affiliates relating to this Agreement or any of the transactions contemplated herein (including with respect to the Debt Financing). The Company and its Affiliates hereby waive any and all claims and causes of action (whether at law, in equity, in contract, in tort or otherwise) against the Financing Sources that may be based upon, arise out of or relate to this Agreement, any financing commitment or the transactions contemplated hereby or thereby (including the Debt Financing). This Section 9.14(b) is intended to benefit and may be enforced by the Financing Sources and shall be binding on all successors and assigns of the Company.

Section 9.15 HoldCo Obligation. HoldCo hereby agrees to cause Parent to perform its payment obligations under this Agreement, and to be held liable for any breach by Parent of such obligations as though it were Parent. HoldCo hereby represents and warrants that (i) the execution, delivery and performance of this Agreement has been duly and validly authorized by all necessary corporate action and do not contravene any provision of HoldCo’s governing documents or any Law or contractual restriction binding on HoldCo or its assets, (ii) this Agreement constitutes a legal, valid and binding obligation of HoldCo enforceable against HoldCo in accordance with its terms, subject to the Bankruptcy and Equity Exceptions and (iii) HoldCo has currently, and will have on the Closing Date, the financial capacity (which, other than on the Closing Date, may include access to available borrowings or liquid assets) to pay and perform the obligations of Parent, Merger Sub and HoldCo under this Agreement, and all funds necessary for HoldCo to fulfill the obligations of Parent, Merger Sub and HoldCo shall be available to HoldCo.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

PANERA BREAD COMPANY

By:	/s/ Ronald M. Shaich
Name: Ronald M. Shaich
Title: Chairman and Chief Executive Officer

RYE MERGER SUB, INC.

By:	/s/ Joachim Creus
Name: Joachim Creus
Title: President

RYE PARENT CORP.

By:	/s/ Joachim Creus
Name: Joachim Creus
Title: President

JAB HOLDINGS B.V.

By:	/s/ Joachim Creus
Name: Joachim Creus
Title: Managing Director

By:	/s/ Markus Hopmann
Name: Markus Hopmann
Title: Managing Director

[Signature Page to Rye Merger Agreement]

ANNEX A

DEFINED TERMS

2014 Bank of America Term Loan	6.2(a)(vi)
2015 Bank of America Term Loan	6.2(a)(vi)
2017 Bank of America Term Loan	6.2(a)(vi)
401(k) Plan	6.18(a)
Acquisition Event	8.5(b)(i)(B)
Acquisition Proposal	6.3(b)
Actions	4.7
Affiliate	3.1(a)
Agreement	Preamble
Alternative Acquisition Agreement	6.3(c)(ii)
Antitrust Clearances	6.5(a)
Antitrust Laws	6.5(b)
Approval	4.4(a)
Bank of America Credit Agreement	6.2(a)(vi)
Bankruptcy and Equity Exception	4.3
beneficial ownership	4.10(a)(v)
Board Actions	Recitals
Book-Entry Shares	3.1(a)
Business Day	3.2(b)(i)
By-laws	2.2
Cause	3.3(d)
Certificate	3.1(a)
Certificate of Merger	1.3
Change of Recommendation	6.3(c)(i)
Charter	2.1
Class A Common Stock	3.1(a)
Class B Common Stock	3.1(a)
Closing	1.2
Closing Date	1.2
Code	3.2(f)
Collective Bargaining Agreement	4.15(a)
Company	Preamble
Company Benefit Plans	4.8(a)
Company Disclosure Schedule	IV
Company Financial Statements	4.5(e)
Company Lease	4.11(c)
Company Option	3.3(a)
Company Performance Award	3.3(d)
Company Permits	4.9(a)
Company Recommendation	Recitals
Company Reports	4.5(a)
Company Restricted Share	3.3(c)
Company SAR	3.3(b)
Confidentiality Agreement	9.7
Constituent Corporations	Preamble
Continuing Employees	6.18(a)
Contract	4.10(a)
D&O Insurance	6.12(d)

Debt Financing	6.9(a)
DGCL	Recitals
Dissenting Shares	3.5(a)
Effect	4.1(a)
Effective Time	1.3
Encumbrance	4.11(d)
Environmental Claim	4.13
Environmental Law	4.13
ERISA	4.8(a)
ERISA Affiliate	4.8(b)(iii)
ESPP	6.17
Exchange Act	3.1(a)
Exchange Fund	3.2(a)
Excluded Share	3.1(a)
Excluded Shares	3.1(a)
Extension Notice	1.2
Financing Sources	5.4(a)
Franchise Agreements	4.18(a)
Franchise Laws	4.18(c)
GAAP	4.1(a)
Good Reason	3.3(d)
Governmental Entity	4.4(a)
Hazardous Substance	4.13
HoldCo	Preamble
HSR Act	4.2(c)
Indemnified Parties	6.12(a)
Insurance Policies	4.17
Intellectual Property	4.16(f)
International Company Plan	4.8(e)
Intervening Event	6.3(b)
IRS	4.8(a)
Judgment	4.7
knowledge	4.6(i)
Laws	4.9(a)
Leased Real Property	4.11(c)
Lien	4.2(c)
Material Adverse Effect	4.1(a)
Material Contract	4.10(a)(x)
Merger	Recitals
Merger Sub	Preamble
NASDAQ	4.4(a)
Notice Period	6.3(c)(ii)
Order	7.1(b)
Owned Company IP	4.16(a)
Owned Real Property	4.11(b)
Parent	Preamble
Parent Disclosure Schedule	V
Participant	6.2(a)(xix)
Paying Agent	3.2(a)
Payoff Amount	6.10
Payoff Letter	6.10
Per Share Merger Consideration	3.1(a)

Performance Award Amount	3.3(d)
Permitted Encumbrances	4.11(d)
Person	3.2(d)
Preferred Shares	4.2(a)
Principal Supplier	4.19(a)
Proxy Statement	4.4(a)
Qualifying Termination	3.3(d)
Registered	4.16(f)
Representatives	6.3(b)
Required Payments	5.4(a)
Requisite Company Vote	4.3
Sarbanes-Oxley Act	4.5(a)
Satisfaction Date	1.2
SEC	IV
Securities Act	4.5(a)
Share	3.1(a)
Shares	3.1(a)
Software	4.16(f)
Solvent	5.9
Stock Plans	4.2(a)
Stockholders Meeting	6.4(a)
Subsidiary	3.1(a)
Superior Proposal	6.3(b)
Surviving Corporation	1.1
Takeover Statute	4.21
Tax	4.14
Tax Return	4.14
Tax Sharing Agreement	4.14
Taxes	4.14
Termination Date	8.2(a)
Termination Fee	8.5(b)(iii)
Trade Secrets	4.16(f)
Trademarks	4.16(f)
Voting Agreement	Recitals
Voting Debt	4.2(a)
WARN Act	4.15(f)
Willful Breach	8.5(a)

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PANERA BREAD COMPANY

FIRST: The name of the Corporation is Panera Bread Company (hereinafter the “Corporation”).

SECOND: The address of the registered office of the Corporation in the State of Delaware is The Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the “GCL”).

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, each having a par value of $0.0001 per share.

FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

1.	The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

2.	The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

3.	The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

4.	No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article FIFTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

5.	In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

SIXTH:

1.

The Corporation shall indemnify any person who was or is a party or witness, or is threatened to be made a party or witness, to any threatened, pending or completed action, suit or proceeding (including, without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative (including a grand jury proceeding), by reason of the fact that he or she (a) is or was a director, officer, employee or agent of the Corporation or, (b) as a director, officer, employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent, partner or trustee (or in any similar position) of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, to the fullest extent authorized or permitted by the GCL and any other applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, or in connection with any appeal thereof; provided, however, that, except as provided in Clause TWO of this Article SIXTH hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such person in connection with an action, suit or proceeding (or part thereof) initiated by such person only if the initiation of such action, suit or proceeding (or part thereof) was authorized by the Board of Directors. Such right to indemnification shall include the right to payment by the Corporation of expenses incurred in connection with any such action, suit or proceeding in advance of its final disposition; provided, however, that the payment of such expenses incurred by a director, officer, employee or agent in advance of the final disposition of such action, suit or proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director, officer, employee or agent, to repay all amounts so advanced if it should be determined ultimately that such director, officer, employee or agent is not entitled to be indemnified under this Article SIXTH or otherwise.

2.	Any indemnification or advancement of expenses required under this Article SIXTH shall be made promptly, and in any event within sixty days, upon the written request of the person entitled thereto. If a determination by the Corporation that the person is entitled to indemnification pursuant to this Article SIXTH is required, and the Corporation fails to respond within sixty days to a written request for indemnity, the Corporation shall be deemed to have approved such request. If the Corporation denies a written request for indemnity or advancement of expenses, in whole or in part, or if payment in full pursuant to such request is not made within sixty days, the right to indemnification and advancement of expenses as granted by this Article SIXTH shall be enforceable by the person in any court of competent jurisdiction. Such person’s costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action or proceeding shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advancement of expenses pursuant to this Article SIXTH where the required undertaking has been received by the Corporation) that the claimant has not met the standard of conduct set forth in the GCL, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including the Board of Directors, independent legal counsel or the stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the GCL, nor the fact that there has been an actual determination by the Corporation (including the Board of Directors, independent legal counsel or the stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

3.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article SIXTH shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-Laws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person. Any repeal or modification of the provisions of this Article SIXTH shall not affect any obligations of the Corporation or any rights regarding indemnification and advancement of expenses of a director, officer, employee or agent with respect to any threatened, pending or completed action, suit or proceeding for which indemnification or the advancement of expenses is requested, in which the alleged cause of action accrued at any time prior to such repeal or modification.

4.	The Corporation may purchase and maintain insurance, at its expense, to protect itself and any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Article SIXTH, the GCL or otherwise.

5.	If this Article SIXTH or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director, officer, employee and agent of the Corporation as to expenses (including attorney’s fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, a grand jury proceeding and an action, suit or proceeding by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article SIXTH that shall not have been invalidated, by the GCL or by any other applicable law.

SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.